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TABLE OF CONTENTS

1.0 SUMMARY 1
2.0 INTRODUCTION AND TERMS OF REFERENCE 2
3.0 DISCLAIMER 2
4.0 PROPERTY DESCRIPTION AND LOCATION 2
5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 4
6.0 HISTORY 5
7.0 GEOLOGICAL SETTING 8
7.1 REGIONAL GEOLOGY: WEST AFRICA 8
7.2 REGIONAL GEOLOGY: MALI 10
7.3 LOCAL AND DEPOSIT GEOLOGY 16
8.0 DEPOSIT TYPES 16
9.0 MINERALIZATION 16
9.1 INTERPRETATION APPROACH 18
9.1.1 Main Zone 18
9.1.2 NW Zone 20
9.1.3 Surfaces 22
9.2 INTERPRETATION METHOD 22
10.0 EXPLORATION 24
11.0 DRILLING 25
11.1 DIAMOND DRILLING 26
11.2 PERCUSSION DRILLING 27
11.3 COLLAR SURVEY 28
11.4 DOWNHOLE SURVEY 28
12.0 SAMPLING METHOD AND APPROACH 27
12.1 DIAMOND CORE 27
12.2 PERCUSION DRILL CHIPS 28
12.3 DENSITY 29
13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY 30
13.1 PREPARATION 30
13.1.1 Diamond core 30
13.1.2 Percussion drill chips 32

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13.2 ANALYSIS 32
13.2.1 Sample Preparation 32
13.3 HISTORIC ASSAY TECHNIQUES 34
14.0 DATA VERIFICATION 37
14.1 DUPLICATE AND REPEAT ASSAYS 37
14.2 QA/QC 42
14.2.1 Certified Standard Controls 44
14.2.2 Blank Samples 46
14.2.3 Duplicate Samples 46
14.3 INDEPENDENT CHECK SAMPLING 44
14.4 DATA MANAGEMENT AND INTEGRITY 49
14.5 AUDITS OR REVIEWS OF DATA COLLECTION 50
14.6 CORE REVIEW AND SAMPLING 51
14.6.1 Segala Main 52
15.0 MINERAL PROCESSING AND METALLURGICAL TESTING 53
15.1 METALLURGICAL TESTING 53
15.2 GEOMECHANICAL TESTING 51
16.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES 56
16.1 DATA 56
16.1.1 Sources of Data 56
16.1.2 Geology Coding 57
16.2 GEOLOGY AND DOMAINS 58
16.2.1 Compositing 59
16.2.2 Statistical Analysis 60
16.2.3 Geostatistical Analysis 59
16.3 MINERAL RESOURCE ESTIMATE 64
16.3.1 Block Model 64
16.3.2 Estimation Methodology 65
16.3.3 Validation 66
16.3.4 Classification 68
16.3.5 Resource 69
17.0 INTERPRETATION AND CONCLUSIONS 71
17.1 GEOLOGICAL INTERPRETATION 71
17.2 DATA QUALITY 71

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LIST OF TABLES

Table 1.1 Summary of Classified Segala Mineral Resource 1
Table 14.1 Summary Repeat Assay Statistics........ 38
Table 14.2 Geostat Gold Standard Reference Material........ 45
Table 14.3 Independent Check Samples 49
Table 16.1 Supplied Drill holes........ 57
Table 16.2 Block Model Mineralized Domain Codes 59
Table 16.3 Dimensions of the Segala block model 65
Table 16.4 Classification Criteria........ 69
Table 16.5 Resource Summary........ 70
Table 17.1 Risk Factors........ 73

LIST OF FIGURES

Figure 4.1 Location map – Segala, Mali........ 3
Figure 4.3 Relative locations of deposits on Nevsun leases 4
Figure 7.1 Generalised regional geological map of West Africa........ 9
Figure 7.2 Main geological units of West Africa........ 12
Figure 7.3 Geological setting of the Segala and Tabakoto Deposits........ 15
Figure 9.1 Main Zone cross section 259625E........ 19
Figure 9.3 NW Zone cross section 259025E 21
Figure 9.4 Geological domain wire frame models 24
Figure 11.1 Main and Northwest drill holes 26
Figure 14.1 Scatterplot of Segala original versus repeat assays........ 39
Figure 14.2 Q-Q plot of Segala original versus repeat assays 40
Figure 14.3 Relative difference plot of Segala assay repeats 41
Figure 14.4 Precision plot of Segala assay repeats 42
Figure 14.5 Duplicate samples, all 2002 data........ 44
Figure 14.6 Duplicate samples, 2002 data less then 1000 ppb 44
Figure 16.1 Segala drill hole location plan showing hole paths 58
Figure 16.2 Histogram of sample lengths........ 60
Figure 16.3 Composite Data Histograms 63
Figure 16.4 Main Zone Central Validation Plots........ 67
Figure 16.5 Northwest Zone NW1 Validation Plots 68
Figure 16.6 Grade-tonnage curve........ 70

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1.0                    SUMMARY

Snowden Mining Industry Consultants ("Snowden") has, on behalf of Nevsun Resources Ltd. ("Nevsun"), undertaken a resource estimate for the Segala gold deposit. The Segala deposit is located within the Kenieba region in Mali.

The resource estimation is based on the geological models and estimation methodologies developed jointly by Nevsun and Snowden in February 2003.

Gold mineralization has been interpreted by Nevsun within mineralized domains that are largely conformable with the geological structural control.  The mineralized domain boundary is based on a nominal 0.1 g/t Au grade cutoff as interpreted from drill hole results.  The gold grades have been estimated into resource block models using multiple indicator kriging, constrained by the mineralization interpretation.  Major faults and late stage dykes, as interpreted by Nevsun, have been included in the models.

The resource is reported within mineralized envelope boundaries and is classified as Measured, Indicated and Inferred according to the JORC code (JORC 1999), as listed in 1.1  The Measured and Indicated resource estimated for the Segala deposit is 7.5 Mt at 3.36 g/t Au (based on a cutoff grade of 2.0 g/t Au).  The Inferred resource is 1.2 Mt at 2.84 g/t Au (based on a cutoff grade of 2.0 g/t Au).

Table 1.1 Summary of Classified Segala Mineral Resource 2.0g/t Au cutoff
Category	Tonnes	Au	Au
	Mt	g/t	kg
Measured	3.3	3.34	11,132
Indicated	4.2	3.37	14,273
Measured + Indicated.	7.5	3.36	25,405
Inferred	1.2	2.84	3,414

#All tabulated data has been rounded to one decimal place for tonnage and two decimal places for grade.

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2.0                        INTRODUCTION AND TERMS OF REFERENCE

Snowden Mining Industry Consultants ("Snowden") has, on behalf of Nevsun Resources Ltd. ("Nevsun"), undertaken resource estimation for the Segala gold deposit.  The Segala deposit is located within the Kenieba region in Mali.

The purpose of the report is to present a scoping study level resource estimate for the Segala Main Zone (Main) and Northwest Zone (NW).  Data for the resource is based on drilling carried out by Nevsun during the 2002 field season and historic drilling data compiled by Nevsun.  Nevsun has interpreted the gold mineralization within mineralized domains that are largely conformable with the geological structural control.  The mineralized domain boundary is based on a nominal 0.1 g/t Au grade cutoff as interpreted from drill hole results.  Snowden estimated gold grades into a block model based on Nevsun's geological interpretations.  Gold grades were estimated using multiple indicator kriging, constrained by the mineralization interpretation.  Major faults and late stage dykes, as interpreted by Nevsun, have been included in the models.

S. Hackett of Snowden conducted a site visit in November 2002 to observe drilling activities and review the deposit geology.

3.0                        DISCLAIMER

In preparing this report Snowden reviewed a number of internal reports, technical papers and maps produced by Nevsun.  These documents relate to field performance, data collection and property geology.  Snowden has relied on these documents in evaluation of the quality of the data used for resource estimation.  Sections  to  of this report were prepared by Nevsun and Snowden prepared sections  to , and  to .

4.0                        PROPERTY DESCRIPTION AND LOCATION

The Segala concessions controlled by Nevsun (Mali) Ltd are centered around UTM co-ordinates 261000E and 1436800N, located 20 km north from the government administrative

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center of Kenieba in western Mali.  The Segala camp constructed by Oliver Gold is located 6.0 km north of the village of Tabakoto (Figure 4.1).

Figure 4.1 Location map - Segala, Mali

The Segal project covers an area of 23 square km immediately to the north of Nevsun's Tabakoto project (Figure 4.2).

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Figure 4.3 Relative locations of deposits on Nevsun leases

5.0                        ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The landscape at Segala is generally flat and gently undulating but is dominated by the Tambaoura sandstone cliffs, which extend in a north-south orientation and border the area on the eastern side.  Artificial disturbances of the topography are prevalent where artisanal miners have excavated holes up to 20 m deep over a large area in the vicinity of the Segala Main and NW deposits.

Access to a 700 m long laterite airstrip at Kenieba is by fixed-wing aircraft from Bamako, 360 km to the east. There are no scheduled flights into this small, unequipped airstrip. Charter aircraft are available from Bamako but outgoing loads from Kenieba are restricted due to insufficient runway length.

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Kenieba is also accessible by laterite road (Route Nationale #3) from the rail terminal at Kayes, which connects to the port city of Dakar in Senegal 685 km to the west and the capital Bamako, to the east. From Kayes, the road is in very good condition up to Sadiola (60 km); however, for the remaining 140 km to Segala the road is in poor condition and a four-wheel-drive vehicle is recommended, especially in the rainy season. An all-weather laterite access road branches west for 1.2 km from the Route Nationale, south of the village of Tabakoto, to the present Nevsun campsite. A variety of dirt and laterite roads crosscut the permits and allow access to virtually all areas of the property.

The road to Bamako has been recently upgraded in a number of places and the journey takes approximately 9 to 10 hours to complete. Unfortunately, since these upgrades have taken place there have been no improvements or maintenance carried out and the road has declined in quality quite significantly. The road from Segala to Manateli takes approximately 3 hours to travel in the dry season and 4 hours during the rainy season. Towards the end of the rainy season, this road is often not passable. For the most part this is a dirt track with few upgrades. Bridges do, however, span the major watercourses.

Access to the project area is via a dirt track from the Segala camp site. One creek has been bridged. The Segala Main deposit is located 2 km to the west of the Segala camp site. It can be accessed via a dirt road. Other dirt roads have been established to access the NW Zone, Far NW Zone, the Moralia Zone and the Dar Salam Zone.

6.0                       HISTORY

1987-91

PDRM carried out geophysical surveys over the deposit area and interpreted underlying geology from this work. This report has not been seen by Nevsun.

1992

The Consolidated Mining Corporation, West Africa (CMC(WA)) obtained a controlling interest in the Segala permit from the "Societe Camara et Diarra et Freres" (SOCADIF) and expanded the area to include a complete interest in the adjacent Dar Salam permit to the south from Ibrahim Keita in 1993.

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1994

CMC(WA) completed 4 diamond drill holes totaling 942 m. All holes (SG-1 to SG-4) contained gold mineralization with average grade of 1.9 g/t Au to 4.7 g/t Au over core lengths of 34 to 55 m respectively.

1995

Soil geochemical surveys were completed over the Dar Salam permit which defined several north south trending gold anomalies that appeared to be continuations of the structure hosting the Tabakoto deposit to the south. A regional remote sensing study was also completed (Thatcher, 1995).
Tesla Consulting carried out VLF-EM and magnetometer surveys on a 34.5 km grid established over the mineralized Zone. A reasonable geological interpretation was produced. VLF-EM, magnetic maps and the interpretation are available at a scale of 1:10,000.

CMC(WA) optioned the property to Oliver Gold Corporation. Additional VLF-EM and magnetometer surveys appear to have been completed over an expanded grid. Oliver completed 23 diamond drill holes totaling 5,558 m which further defined the Main Carbonate Zone and the NW Zone. These holes were generally drilled on 100 m centers over a strike length of 1200 m. A total of 7 diamond drill holes (948 m) were completed on the Dar Salam permit. One hole was abandoned in bad ground.

1996

Oliver and CMC(WA) completed a 24 hole (7,038 m) diamond drill program and a 291 hole reverse circulation drill program (13,655 m) over the Main and NW Zones to depths of up to 300 m vertical.

Detailed soil sampling on lines 100 m apart and sample spacing of 25 m was completed. Samples were analyzed for gold and arsenic. Samples along specific lines were subjected to a multi-element ICP analysis.

Limited reverse circulation drilling was carried out at Moralia (18 holes) and Dar Salam (21 holes) for a total of 2472 m. A 15 further diamond drill holes were completed at Dar Salam for a total of 4085 m.

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1997

Sagax Geophysics were contracted to carry out a pole-dipole IP/resistivity survey over the Dar Salam, Moralia and Segala West areas. Two lines were surveyed over the Main Zone.

Oliver drilled a further 18 diamond drill holes on the Main and NW Zones.
Rescan Engineering wrote a prefeasibility report on the Segala deposit. This document was submitted to the Malian government who ultimately issued an exploitation permit for the property. The exploitation company was named Semico S.A.

1998

Pearson Hofman and Associates completed a resource estimate for the Segala Main and NW Zone using data from 72 diamond drill holes and 291 RC holes. This work was contracted by Nevsun. They calculated a total of 11.6 Mt grading 2.74 g/t Au containing 1.02 million ounces of gold. This was calculated over a strike length of 1000 m and to a vertical depth of 550 m. Primary resources using a 1.5 g/t Au cutoff amounted to 7.5 Mt grading 3.52 g/t Au while the oxide resource using a 1.5 g/t cutoff amounted to 0.5 Mt grading 3.07 g/t Au.  The property was sold to Semafo/Managem.

2000

Reminex, the exploration group attached to Managem, carried out a significant exploration program at Segala. This included: (1) contracting Sagax Geophysics to complete a gradient array IP/resistivity survey between the Segala Main and Moralia areas, (2) completing soil sampling in an area west of the Dar Salam grid, (3) trenching at Moralia, Segala and Dar Salam, (4) diamond drilling of 4 holes on the Segala Main Zone, 2 holes on the North Zone,  3 holes at the Far NW Zone and 3 holes at Dar Salam, (5) RC drilling of 18 holes mostly at the Far NW Zone. There were significant recovery problems associated with this drilling.

2001

Semafo released a resource estimate which used a 3.0 g/t Au cutoff for the sulphide mineralization and a top cut of 12.0 g/t Au for the oxide mineralization and no top cut for the sulphide mineralization. Indicated resources for the Main

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                  and NW Zones amounted to 4.173 Mt grading 5.39 g/t Au containing 723,230 ounces of gold. Inferred resources totalled 2.373 Mt grading 2.85 g/t Au containing 217,461 ounces of gold.

7.0                        GEOLOGICAL SETTING

7.1                        REGIONAL GEOLOGY: WEST AFRICA

The geology of West and Central Africa is dominated by Precambrian cratons of Archean and Lower Proterozoic age, Pan-African mobile Zones of Upper Proterozoic age and intracratonic sedimentary basins ranging from the Proterozoic to the Quaternary. The substratum rocks seldom outcrop and are frequently covered by sands (dunes) in the north (Mauritania, parts of Senegal, Mali, Niger and Chad) and by laterites in the south (Figure 7.1).

The Precambrian history of this part of Africa is commonly described as a process of progressive cratonisation, or the accretion of a series of successively younger mobile or orogenic zones or belts to the oldest crustal nuclei of early Archean age. Occasionally, subsequent orogenic belts developed inside existing cratons, but more commonly, they added to the size of older cratons by addition of new crustal material along their margins. Most of the cratons in the area under discussion were already stabilised during the Archaean after the accretion of only Archean mobile zones subsequent to orogenic events. The North Gabon Archean nucleus for example stabilised around 2.7 Ga. An exception is the West African craton, which stabilised much later at about 1.6 Ga after the accretion of vast areas of Lower Proterozoic (or Birimian) formations at the end of the Eburnean orogenic event.

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Figure 7.1 Generalised regional geological map of West Africa

Due to extensive cover by intracratonic basins and deep crustal reactivation during the Pan-African orogenic event, only segments of the original Archean-Lower Proterozoic cratons are recognisable today. The principal remaining segments of the West African craton are Reguibate in Mauritania, Kayes in Mali, Kedougou-Kenieba in Senegal and Mali and the vast Man-Leo terrains, which extend from Guinea in the west to Benin and Niger in the east. Parts of the Congo craton subcrop in the Congo Republic, Gabon, Equatorial Guinea, Cameroon and the Central African Republic. Segments of the ill-defined Nilotic craton are preserved in the northern part of the Central African Republic and in Chad.

The Archean-Lower Proterozoic cratons consist essentially of granitic-gneissic terrains and of volcano-sedimentary and sedimentary greenstone belts. The greenstone belts, which are of either Archean or Lower Proterozoic age, are host to significant precious metal, base

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metal and bulk mineral deposits world-wide. Archean greenstone belts occur in most of the fragmented cratons of West- and Central Africa, particularly in Sierra Leone, Guinea, Liberia, and Ivory Coast. The second most significant gold resource of Africa (second only to the Witwatersrand basin) is associated with greenstone belts of the Lower Proterozoic Leo terrain of the West African craton. These belts are also known as Birimian greenstone belts, named after the Birimian River Valley in Ghana, where gold and diamonds occur. They encompass a vast area of approximately 350 000 km2 covering parts of Niger, Burkina Faso, Benin, Togo, Ghana, Ivory Coast, Mali, Guinea, Liberia and Senegal.

The last orogenic event in West and Central Africa was the Pan-African of Upper Proterozoic to Lower Paleozoic age (600-450 Ma). This event completed the addition of new crustal material to the older cratons, it also overprinted and partially obliterated older pre-existing sequences of Archean-Late Proterozoic age. Pan-African mobile belts rim the western margins of the West African and Congo cratons: Mauritanides, Rokelides and West Congo fold belt. The Pan-African belt of Central Africa (also known as the Trans-Saharan mobile belt) occupies a vast area along the eastern margin of the West African and the north-western margin of the Congo craton. This zone, which is thought to have resulted from the collision between the West African craton and an ill-defined continent to the east, comprises the Adrar des Iforas and Air stock works in Mali and Niger and large parts of Benin, Niger, Nigeria and Cameroon. By the end of the Pan-African orogeny the various cratons of all of Africa were welded together to form the approximate shape of the continent of Africa. It is unclear to what extent older (Archean-Lower Proterozoic) crustal material has been preserved within the Pan-African belts, without having been subjected to intense metamorphic reactivation.

Intracratonic sedimentary basins, which are virtually unaffected by any orogenic event, cover extensive parts of the region. They range from Proterozoic to Quaternary age. Coastal basins of Cretaceous to Quaternary age occur along sections of the Atlantic coast.

7.2                    REGIONAL GEOLOGY: MALI

Western Mali is underlain by the Man Shield (also termed the Leo Rise) which is represented in this region as the Kenieba-Kedougou Inlier, part of the West African craton (Figure 7.2).

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Bedrock consists predominantly of deformed and weakly metamorphosed volcano-sedimentary rocks of Lower Proterozoic Birimian sequences (2300-1900 Ma) that are bordered to the east by Upper Proterozoic (also termed Infra-Cambrian) largely unmetamorphosed sedimentary cover rocks (quartzite and argillaceous schists). Proterozoic to Permian doleritic dykes crosscut this portion of the shield.

Figure 7.2 Main geological units of West Africa

The Birimian sequences of West Africa are generally preserved as linear belts a few tens of kilometers wide and with lengths in excess of several hundred kilometers. Granitic or migmatised zones separate the belts, corresponding to ante-Birimian bedrock or granitic manifestations of the Eburnean orogeny (2115-2080 Ma) the latest penetrative metamorphic/deformational event. Western Mali is somewhat exceptional to this as the linear belts are generally wider than average and have narrower intervening granitic zones between them.

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The Birimian sequence in eastern Senegal and western Mali is exposed within the Kenieba-Kedougou inlier and is comprised of three main volcano-sedimentary belts oriented roughly SW-NE. The belts are comprised of successive sequences that range from volcanic dominated in the west (Mako Group) to predominantly turbidite sediments and less voluminous volcanic rocks to the east (Diale Group and Dalema Group). Subsequently, the previous group names used for the inlier as a whole have been renamed in Mali respectively, the Saboussire, Keniebandi, and Kofi Formations.

There is a general lateral facies change for the rock sequences from volcanic and continental rise type sediments in the west, to shelf type sediments in the center and then to deeper water continental slope sediments to the east.

The Kenieba region, within which the property lies (Figure 7.3), is underlain by the Dalema Series (also Kofi Formation), consisting of dominantly volcanic derived turbidite sediments, occurring in the south-eastern most volcano-sedimentary sequence of the Kenieba Inlier.

Whereas the Birimian rocks are generally metamorphosed to greenschist facies, the emplacement of calc-alkaline syn-tectonic granites has produced areas of amphibolite facies metamorphism and migmatisation, or transformation, to hornfels. A series of small granitoid stocks are especially evident in the area just north of Kenieba. The lack of felsic intrusive outcrop is likely due to relatively rapid weathering of these types of rocks in the tropical environment.

Diorite and granodiorite stocks and dykes intruded all the Birimian rocks towards the end of the Eburnean orogeny. These intrusions have been mapped as post or late tectonic in age because they are generally only weakly foliated. However, it is considered more likely that they are largely syn-tectonic. A number of intrusions cut the Dalema Group/Kofi Formation rocks in the Kenieba area. These include the Yatia Granite stock, located about 20 km north of Kenieba and the Gamaye Granite located about 22 km southeast of Kenieba.

Upper Proterozoic sedimentary rocks of the Wassangara and Souroukoto Groups unconformably overlie the east portion of the Kenieba-Kedougou Inlier. The rocks of the

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latter group form the prominent Tambaoura escarpment immediately to the east of the property. The present land surface over the Birimian rocks corresponds very closely to the former erosional surface of the base of the covering sequence.

Late NNE trending dolerite (diabase) dykes and sills and numerous kimberlitic diatremes cut all of the Precambrian formations including the Souroukoto and Wassangara cover sequences. A variety of lamprophyric dykes cut all Birimian formations. Their timing of emplacement is uncertain but they are seen to occupy NE trending structures and can be auriferous.

Peneplanation of the Birimian presumably occurred prior to the deposition of the Upper Proterozoic Souroukoto sediments. A number of laterisation events (as many as four interpreted across the larger region) dating from the Cretaceous to the Neogene have resulted in the present-day deeply weathered terrain.

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Two kilometers to the north, the sedimentary sequence is bounded by the Yatia Granite and the small satellite felsic "Segala" stock with the Segala gold occurrence situated between the two. The strike appears to rotate to a more east-west direction, with steep dips to the south, in the area around the Yatia pluton. A wide variety of small feldspar porphyry felsic and intermediate (dioritic) intrusions have been observed in orpaillage (artisanal mining) diggings and in the drilling and they bear a strong relationship to the gold mineralization.

A series of NE-SW oriented diabase dykes interrupt the Segala mineralization. Numerous kimberlitic diatremes have been discovered in the immediate area of the property.

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REGIONAL GEOLOGY MAP
KENIEBA-KOUDOUGOU INLIER
NEVSUN
AFRICA
Index Map
MAP
AREA
12°W
14°N
12°N
SENEGAL
MALI
GUINEA
Yatela Mine
Sadiola Mine
Sabodala
Deposit
Loulu
Segala
NEVSUN
Tabakoto
Deposit
KENIEBA
SARAYA
KEDOUGOU
Medinandi
COUNTRY BORDERS
APPROX
0
50
km
LEGEND
Cambrian and Upper Proterozoic cover
Mako Group (B2 after Dommanget et al.)
Diale Group - Kemebandi Fm.: fluvio-deltaic Fms.
Diale Group carbonates (B1 after Dommanget et al.)
Diale - Dalema Group flyschoid facies including Felsic to Intermediate Volcanics (B1 after Dommanget et al.)
Granitoids
FAULTS and SHEAR ZONES

Figure 7.3 Geological setting of the Segala and Tabakoto Deposits

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7.3                    LOCAL AND DEPOSIT GEOLOGY

The Segala property is underlain by a sequence of Birimian aged metasediments that have subsequently been intruded by meter scale felsic and intermediate porphoritic dykes and larger granitic bodies. Mafic dykes, lamprophyric dykes, as well as kimberlite and later diabase dykes are also present.

8.0                    DEPOSIT TYPES

The Segala Main Zone is considered to be a structurally controlled alteration and mineralization system that is hosted by the core of an isoclinal anticline whose axial trace trends ESE (approx. 110o) and dips steeply to the south at about -80o. The anticline is made up of somewhat deformed and altered metasediments (greywackes and argillites) that display variable intensities of alteration of chlorite, carbonate, sericite and silica. A series of quartz stringers and veins intrude this package.

9.0                    MINERALIZATION

Gold mineralization is associated with later narrow iron carbonate-quartz veins and stringers that intrude the silicified and carbonatized sediments. The veins and stringers usually display somewhat bleached selvages containing coarse to fine grained arsenopyrite crystals and finer disseminated to patchy pyrite (pyrite is also seen to replace arsenopyrite). Many of these stringers and veins are seen to be parallel to local foliation but there are others that are believed to be oriented northeast-southwest as well as north-south. To a significantly lesser degree gold is also associated with fractured felsic and intermediate feldspar porphyry dykes. Mineralization appears to plunge steeply to the east.

The Main Zone has been defined over a strike length of at least 600 meters and attains widths of up to 40 meters. Higher grade gold zones occur within the mineralized envelope.

The NW Zone located to the north and west of the Main Zone does not display the degree of alteration that is seen in the Main Zone. Consequently, the depth of oxidation is in the order

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of 40-60 m as opposed to the Main Zone which has depths of oxidation ranging from 5 m in the east to 25 m in the west. The degree of iron carbonate and sericite alteration is significantly less and the mineralization associated with quartz veining is more subtle. Quartz veining and stringers are interpreted to trend both northeast-southwest and east-west. The strike of the NW Zone appears to be parallel to the Main Zone. Northeast striking structures are suspected to play a significant role in emplacement of gold. Graphitic/carbonaceous zones are noted to carry some gold values.

The primary differences between the Main Zone and the NW Zone include:

1.

There is no distinctly foliated and iron carbonate altered envelope around the gold mineralization

2.

The depth of weathering is significantly deeper likely reflecting a lack of intense silicification.

3.

Mineralized zones are more discrete and wide spread with wide widths of lower grade gold mineralization being more common.

The primary differences between the mineralization at the Segala Main Zone and the mineralization at Tabakoto include:

1.

The vast majority of mineralization is associated with a well foliated metasediment that has undergone quite extensive iron carbonate and silicification alteration. Serecitization is locally intense and appears to be fairly late. It appears to overpower the foliated sediments such that they seem to become quite competent and lose the strong foliation characteristic. Quartz veining is common in the sericitic sections probably due to the increased competency of the rock and subsequent fracturing. They do not necessarily carry gold.

2.

Silicification of the sediments was not particularly noted by Oliver's geologists but the shallow depths of oxidation apparent at the east end of the Main Zone and the apparent fine grained nature and hardness of the sediments point to quite intense silicification.

3.

The felsic/intermediate dykes are far fewer in number than they are at Tabakoto and the grade of mineralization is significantly less. One gets the feeling that they post date at least one mineralizing event, as in numerous instances the dykes carry

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significantly less gold grade than the adjoining sediments. In most instances the dykes are not well fractured. Potassic feldspar porphyry (KFP) dykes have been noted.

4.

The gold mineralization associated with quartz stringers is much more subtle than it is at Tabakoto. One or two centimeter scale quartz stringers could easily boost a 1.0 meter length sample to 1.0 g/t Au. They often have a subtle halo of disseminated arsenopyrite. They can contain minute particles of visible gold. Fine visible gold has been noted in samples that have assayed as low as 0.3 g/t Au.

9.1                       INTERPRETATION APPROACH

9.1.1                    Main Zone

The Main Zone extends over a strike of 750 m, has an average width of 40 m and continuity of mineralization down to a depth of at least 500 m.  Mineralization is hosted within a greywacke-argillite sequence which dips steeply to the southwest and strikes east northeast.  The mineralization is hosted within a wide alteration envelope of carbonation, sericitation and pyrite-arsenopyrite disseminations with associated quartz-carbonate and quartz-arsenopyrite veinlets which has bleached the sedimentary units to a light brown to grey colour. The Hangwall Zone and Footwall Zone are separated by mostly un-altered argillite units which are occasionally graphitic. Visible gold is contained in some of the veins and fabric of the rock.

After reviewing the geology and gold distribution with Snowden, a 0.10 g/t Au cut off for geological modelling was determined to best represent the mineralized in gold grades with the alteration halo.

The Main Hangwall Zone and Main Footwall Zone have little to no alteration and patchy mineralization. These zones were modelled separately from the Main Zone using the same 0.10 g/t Au cut off (Figure 9.1).

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Gemcom Desktop Edition: D:\GCDBsg = Segala -
File Window View Workspace Drillhole Block Point Polyline Polygon Surface Solid Volumetrics Tools Options Help
Colour Profiles
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0.001000 - 0.300000
0.300000 - 1.000000
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259625E
535.81X
-17.12Y

Figure 9.1 Main Zone cross section 259625E

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Showing interpreted mineralization wireframes and drill traces coloured by assay results

The Main Zone hosts two non-mineralized diabase units. One is a flat lying tabular unit, approximately 10 m thick, at a depth of 400 m. Only 10 of the deepest diamond drill holes intersected the unit. The second unit is steeply dipping to the west, trending north northeast (010o) contained within the fault zone that intersects perpendicular to the Main Zone. These units contain no appreciable gold values and are separate un-estimated domains with hard boundaries.  Narrow, steeply dipping dykes, parallel with the main mineralized structures within the Main Zone are recognized as being mineralized but are lower grade.  Although these are lithologicaly separate, they still form a continuous part of the mineralized sequence

A large post mineralized fault zone, steeply dipping, trending north-south (010o), intersecting the Main Zone was geologically modelled. The fault displays a true wide of 70 m and continues to depth in the deposit.  The fault displays little to no displacement in the vertical or horizontal direction.

9.1.2                    NW Zone

The NW Zone has been extensively drilled over a 500 m strike length.  The geology is characterized by multiple quartz-carbonate veinlets in a greywacke-argillitic sequence. Mineralized feldspar-porphyries were also intersected in narrow sheeted structures. The alteration in the NW Zone is not as well developed in comparison to the Main Zone, lacking a distinct alteration halo and having a more weathered profile. The alteration occurs proximal to the quartz-carbonate veins containing arsenopyrite mineralization. The mineralization displays four distinct structures steeply dipping to the southwest, trending to the east northeast (Figure 9.2).  Visible gold is contained in some of the veins. The mineralization was captured in four distinct wire frames using the same 0.10 g/t Au envelope used to capture the Main Zone mineralization.

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Gemcom Desktop Edition: D:\GCDBsg = Segala -
File Window View Workspace Drillhole Block Point Polyline Polygon Surface Solid Volumetrics Tools Options Help
Colour Profiles
AU
0.001000 - 0.300000
0.300000 - 1.000000
1.000000 - 2.000000
2.000000 - 5.000000
5.000000 - 10.000000
10.000000 - 99999.000000
DOMAIN
KV
KVNW
DX
PASS
PERCENT
ROCK_TYP
STEP100
Inclined Sections
Plan Views
Vertical Sections
Objects
Profiles
100.0Y
0.0Y
-100.0Y
-200.0Y
-300.0Y
NW3
NW4
NW1
NW2
dyke
0.0X
100.0X
200.0X
300.0X
400.0X
500.0X
2D
Vertical
259025E
198.73X
54.12Y

Figure 9.3 NW Zone cross section 259025E

Showing interpreted mineralization wireframes and drill traces coloured by assay results

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9.1.3                    Surfaces

Digital topographic data was produced from airphotos by Eagle Mapping Inc. of Port Coquitlam, B.C.  The digital data was imported into Gemcom to build a digital terrain model (DTM) for the Segala property. The difference between the drill hole collars and topographic elevation was corrected by shifting the surface to match the drill hole collars.

The base of transported material, including lateritic material was interpreted from drill hole logs as a DTM.  A third DTM representing the base of oxidation was also interpreted from drill hole logs.  These surfaces were extrapolated past the limits of the current drilling to cover an area that would possible be contained within an open pit optimisation shell.

9.2                        INTERPRETATION METHOD

The geology was modeled as three-dimensional (3D) wire frames that were used to code a lithological block model (Figure 9.3).  The Main Zone and NW Zone mineralized structures, along with the post mineralized fault and diabase dykes had sectional and level plan interpretations completed by Nevsun.  After completion of the interpretation, the outlines were digitized in cross-sectional views and polygon nodes were snapped to drill hole intersections.  The Main Central, Hangingwall and Footwall were extended to -400 mRL or 100 m below the deepest drill hole intersection and the Hangingwall Structure on the Main Zone was extended to -25 mRL or 75 m below the deepest drill hole. The NW Zone had two wire frames that extended to -200 mRL or 85 m below the deepest hole intersection and two wire frames that extended to -100 mRL or 60 m below the deepest hole intersection on the NW Zone. The sectional polygons were subsequently wire framed into a 3D solid model of mineralization.  The wire frame represents Nevsun's interpretation of the 0.1 g/t Au grade envelope at Segala.  The 0.1 g/t Au limit to the envelopes represents the limit of the alteration halo associated with the mineralization.

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Due to the complex geometry of the structural interpretation and the inherent difficulty in orienting drill holes to optimally intersect multiple orientations of mineralization, the 0.1 g/t Au grade envelopes capture some drill hole intervals that contain less than 0.1 g/t Au and thus contain some internal waste.

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Figure 9.4 Geological domain wire frame models

(Isometric view looking from above and to the North)

10.0                        EXPLORATION

Nevsun completed an infill drilling program on the Segala Deposit from October 2002 to December 2002.  The program focused on increasing the drill density and raises the confidence level in the resource estimate.

Reverse circulation (RC) and diamond drilling (DDH) methods have defined mineralization over a 1.2 km strike length and up to 500 m from surface.

A total of 30,269 samples from 586 drill holes are contained in the Nevsun database. Data includes 171 diamond drill holes from which 15,951 samples have been collected and 415

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RC holes from which 13,557 samples have been obtained.  The remaining 761 samples are from 4 trenches.

11.0                        DRILLING

Nevsun initiated DDH drilling with two skid-mounted wire-line rigs; Boart Longyear 38 and Boart Longyear 44, owned and operated by Boart Longyear on October 19, 2002 and October 22, 2002 respectively.  The Boart Longyear 38 completed its last hole on November 27, 2002 while the Boart Longyear 44 finished its last hole on December 1, 2002.

The reverse circulation percussion drilling (RC) was conducted concurrently with diamond drilling using a truck-mounted, 5 inch diameter, centre-sample return, triple-wall tube system D40K rig, owned and operated by SDS Drilling a division of Boart Longyear with the first hole beginning on October 25, 2002 and the last hole completed December 4, 2002.

Nevsun staff were present on site during the entire drill program. Independent consultants, Taiga Consultants Ltd., of Calgary, Alberta assisted in the capture and compilation of drill hole data.

Further infill sampling was completed during the first and last week of January 2003 to close off mineralized zones and infill where the sampling of zones in the geological model was absent.

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Gemcom Desktop Edition: C:\GCDBsg = Segala -
File
Window
View
Workspace
Drillhole
Block
Point
Polyline
Polygon
Surface
Solid
Volumetrics
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Options
Help
3D
2D
C:\GCDBsg
Polygon Project: C:\GCD
Workspaces
Working Outlines
Drillhole Project: C:\GCD
DrillData
Block Model Project : C:\
Ore
Au
Class
Density
Percent
Rock Type
Kvar
Pts
Zone
Domain
Pass
Waste
Air
Objects
Profiles
1437600.0Y
1437400.0Y
1437200.0Y
1437000.0Y
1436800.0Y
259000.0X
259200.0X
259400.0X
259600.0X
259800.0X
260000.0X
Select operations with function keys or pulldown menus
No Action
2D
Plan
100L
259418.38X
1437297.53Y
start
Inbox - Outlook ...
Re: Geotech dat...
GCDBsg
Gemcom Desktop...
QuickPlot for Win...
Section5 - Micros...
9:19 AM

Figure 11.1 Main and Northwest drill holes

location plan showing hole paths

11.1                        DIAMOND DRILLING

Nevsun drilled a total of 11,311.5 m from 65 diamond drill holes on the Segala property in the 2002 drill program.

There were 27,924.5 m drilled in 106 drill holes on the Segala property prior to the 2002 drill program.  CMC drilled 942 m in 1994; Oliver Gold drilled 24,960.5 m from 1995 to 1997; and Semafo drilled 2022 meters in 2000.

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The 2002 drill program had the initial 15 to 70 m in each hole completed using HQ diameter core.  A reduction to NQ diameter core was undertaken once reasonably competent rock was encountered in the hole. All holes ended in NQ diameter core.

Of the total diamond drilling on the Segala project in the 2002 field season, 4,421 m in 24 holes were completed on the Main Zone and 4,000 m in 22 holes were completed on the NW Zone. The infill drilling completed by Nevsun targeted the upper 150 m of the resource.

Past drilling on the Segala deposit totalled 21,177.5 m in 83 drill holes. The Main Zone had 16,008 m drilled in 53 holes while the NW Zone had 5,169.5 m drilled in 20 holes. A large portion of the old drilling, 10 holes in total, on the Main Carbonate Zone were deep holes, reaching depths below a vertical depth of 500 m.

The DDH drilling completed earlier was done on 50 m to 100 m intervals with an inclination of 45o to 65o towards 360 degrees.  Three holes were drilled towards 180 degrees to better define the dip of the deposit.  Nevsun infill drilled on 25 m sections looking East-North-East (280 degrees), with drill holes spaced from 10 m to 40 m along section with an inclination of 45o towards 0.10 degrees. The NW mineralized structures were drilled towards 360 degrees using an inclination of 50o on sections looking East (270 degrees) with 25 m collar spacing between section and 25 m to 35 m along section.

11.2                        PERCUSSION DRILLING

Nevsun drilled a total of 6,117 m from 67 diamond drill holes on the Segala property in 2002. Previous property owners drilled 17,686 m over 348 drill holes on the Segala property.

Of the total RC drilling on the Segala project in the 2002 field season, 1,980 m from 21 holes were completed on the Main Carbonate Zone and 228 m from two holes were completed on the NW Zone. The infill drilling completed by Nevsun targeted the upper 100 m of the resource.  The RC drilling was done on portions of the deposit requiring shallow infill drilling needed to improve classification of the resource.  The holes were inclined 45o towards 010

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degrees on the Main Zone and the NW Zone with the other hole on the NW Zone drilled at an inclination of 50o towards 360 degrees.

Past drilling on the Segala deposit totalled 8,182 m from 170 drill holes. The Main Carbonate Zone had 4,329 m drilled in 108 holes while the NW Zone had 3,853 m drilled in 62 holes. Holes were drilled with an inclination of 60o towards 360 degrees.

11.3                      COLLAR SURVEY

After completing the drilling of each hole, a short piece of casing is cemented on surface providing verification of hole location and drilling direction for reference in the future.

Each drill hole was surveyed using a Trimble Geo-Explorer III, differential GPS system. Later a laser range finder was used to record the elevation of the collars. The coordinates are collected in the WGS84 UTM datum using a shift particular to the Malian survey points.

11.4                        DOWNHOLE SURVEY

Boart Longyear, used Sperry Sun equipment on all diamond drill holes to measure downhole surveys and deviations.   Generally, measurements were taken from the collar and end of hole, as well as, the mid-point between the collar and end of hole if the hole was equal or less than 200 m.  If the hole was greater than 200 m, measurements were taken at a depth of 100 m and 200 m instead of the mid-point between the collar and end of hole.

The project geologist was at the drill while the downhole surveys were conducted and confirmed the directions at the drill site, prior to the drill pulling out of the hole.

Downhole surveys from previous drill programs used Sperry Sun equipment.  Measurements were done approximately every 50 m down the hole.  RC holes paths were not surveyed.

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12.0                        SAMPLING METHOD AND APPROACH

12.1                        DIAMOND CORE

Nevsun employs strict core handling, sample and logging protocols. These protocols have been carried over from the Tabakoto project. The Malian staff involved in the core handling process are well trained and familiar with the correct routines to ensure the quality of the sampling. These protocols have been monitored by numerous independent consultants (Analytical Solutions 1997, Snowden 2000, Taiga 1998).

Two Malian geologists/technicians are assigned to each drill to assure the quality of the orientation spear marks, mark the core reference lines, measure the core recoveries and determine RQD measurements.  Drill core is placed in steel core boxes, holding 4 m of HQ core or 5 m of NQ core.

The drill core was subsequently transported to the Tabakoto camp where geological logging, as well as structural logging and geotechnical logging, was undertaken by qualified staff.

All diamond drill core from the Segala infill drilling was orientated and had geological, structural and geotechnical logging completed and photos taken before the marked sample intervals on the core were cut by core saw.  Orientation of the core, using a spear with grease pen attached to the tip, was done after the completion of each drilling run.  Previous drilling did not orientate the core.

The diamond drill rigs had excellent recovery, together averaging 92%.  The Longyear 38 achieved an average of 94% while the Longyear 44 achieved 91% recovery. Any loss of recovery was on surface in the alluvium or lateritic material or related to underground workings found in the top 30 vertical meters at the NW Zone. Visual inspection of the old core by Nevsun personnel indicates that previous drilling had good recovery. Nevsun doesn't have old recovery logs to quantify this.

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12.2                        PERCUSION DRILL CHIPS

Nevsun continued with the same sampling and logging protocols adopted in the Tabakoto drilling. Many of the local labourers worked on previous RC drilling programs at Tabakoto and are well trained on sampling procedures and protocols.  A Malian geologist was on site to ensure that sampling protocols and quality assurance was followed during the drilling.

The sample interval was a consistent 1.5 m. While drilling, the sample material passed through a conventional cyclone, was collected in pails and then passed through a splitter. Approximately 10% of the original sample, or 2 kg, was retained after riffle splitting (two stage SP-2 Porta Splitter). Duplicate samples were routinely taken.

The contact with ground water down hole depth was logged, along with the percentage of material (contamination) not considered in-situ from the sample location. Contamination consists of pisoliths, which are composed of iron oxide, from surface material or underground workings slumping down the hole.  Holes were stopped if the level of contamination was determined to be excessive, usually greater than 10%.

Nevsun does not weigh samples to determine the percent recovery from RC drilling; although, any significant change of return of sample material is noted in the geological and sample logs. Any loss of return usually occurs during the initial 1.5 m of drilling from surface and where underground workings are intercepted by the drill.

Representative chips were logged on site using a binocular microscope. About 25 to 50 grams of the sample was archived in plastic chip trays. The remainder of the sample was discarded. The chip trays are labeled and stored in a locked storage container located at the Nevsun camp.

The drill geologist examined each sample on site and hand recorded data onto preprinted logging forms. These were subsequently entered into Microsoft Excel template files that can be imported into other database software.

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12.3                        DENSITY

Nevsun collected a suite of samples for specific gravity or bulk density measurements during the recent Samples of laterite, oxide and primary rock were collected from HQ and NQ diameter drill core (HQ samples were available for the upper 70 m from some of the drill holes). The program collected 438 measurements from 63 diamond drill holes on the Segala property. The Segala deposit contains 186 measurements from oxide material and 187 from primary rock.

Nevsun made 387 measurements on site while another 51 samples were submitted to Lakefield Laboratory in South Africa for measurement.  The results indicate that bulk density for oxide rock averages 2.25 t/m3 and bulk density for primary rock averages 2.77 t/m3 .

All of the samples measured by Nevsun used the following procedures:

1.

Sample taken from half core or broken core ranged from 0.05 to 0.10 m lengths;

2.

Sample is first weighed in the air with triple beam balance weight scale;

3.

Sample is placed in monofilament sling and then weighed in water;

4.

Mass of sling is weighed and corrected for; and

5.

Specific gravity calculated.

Bulk density values used by Oliver Gold in previous estimates were derived from approximate values for the known geological units found in the Segala deposit, essentially greywacke, argillite and felsic dykes. No physical measurements were taken by Oliver Gold or Semafo. Oliver Gold (1997a) stated bulk density values were:

Primary rock

2.65 t/m3

Oxide rock

2.00 t/m3

Nevsun will continue to collect bulk density values in order to improve the confidence in the values used for the resource estimates.  Further measurements will be collected from the mineralized Zones in both oxide and primary rock.

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13.0                        SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1.                        PREPARATION

13.1.1                      Diamond core

Following the completion of all logging, the marked core was photographed and subsequently cut in half using diamond-bladed rock saws. The core was usually sampled in 1.5 m intervals and according to lithological intervals.  Unique sample numbers are written onto the core before core cutting begins.  The north half of the core was consistently sampled for assay purposes.  Samples taken from the core are sealed into plastic bags, along with a sample identification tag.  Samples containing visible gold are marked for additional processing at the laboratory.

The logging of the drill core was completed within one day of receipt of the core while the cutting and sampling of the core was completed within the week

Samples were trucked or airlifted to Abilab Afrique de l'Ouest SARL (Abilab) laboratory in Bamako for assay. The remaining half of the core is retained at the Nevsun core storage area. Pulps and rejects of the assay material are stored in Nevsun-owned containers located at the Abilab site in Bamako.

13.1.2                    Percussion drill chips

Samples are dried in the sun and then packaged for shipment.  Samples were trucked or airlifted to Abilab laboratory in Bamako for analysis.

13.2                          ANALYSIS

Samples collected during the current program were submitted to Abilab Afrique de l'Ouest SARL., (Abilab) located in Bamako, Mali.  Abilab is the primary laboratory used by Nevsun. Abilab is not ISO accredited or certified by any international standards organization. Five

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companies have audited Abilab since 1997; one of them being Nevsun who commissioned Analytical Solutions to conduct an audit of the laboratory in 1997.

S. Hackett from Snowden visited Abilab during the 2002 site visit, to review the laboratory and its procedures.  The laboratory was found to be operating in an efficient and diligent manner.

Abilabs procedures are presented in

Abilab resides in a purpose built, cemented brick and rock building containing the preparation, fire assay and analytical areas. The building is well ventilated in the preparation area; whereas, the analytical area is an air-conditioned room. During 2002 Abilab renovated the preparation area and replaced older equipment with new equipment. The laboratory provides gold assays and base metal analyses, although, gold assaying constitutes 95% of the laboratory throughput.  The following new equipment was added or replaced older equipment by Abilab in 2002:

  4 William&Wilson F.A. Furnaces

  4 STLX TM Engineering Ring & Puck pulverizers

  2 TM Engineering Rhino Jaw Crushers

  1 Cahn C-33 Micro Balance

  1 Ohaus Top Loading Balance

  1 Mettler Toledo Top Loading Balance

  Riffle Splitters

Abilab added several more quality controls to its already existing quality assurance protocols. Abilab now adds a piece of copper to its fusion pots to determine if there was a possible mix up during the fusion and cupellation process. Also, Abilab randomly changes internal standards in batches. An additional expatriate consultant to Abilab assists in the quality of work supervision.

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13.2.1                        Sample Preparation

Samples are received and sorted according to sample numbers. Nevsun is notified of any missing samples numbers or damaged samples. All samples with tags indicating visible gold (VG) are separated for special handling and preparation particular to metallic screen assay.  Samples are crushed to approximately 10 mesh or finer through a jaw crusher. The jaws are visually checked to ensure no rock or residual material is left behind and then blown with compressed air to prevent any contamination to the next sample. Details of the manufacturer or composition of the jaw crusher plates were not obtained.

The crushed material is transferred to a splitter and mixed to provide homogeneity within the sample. The entire sample is split until a 500 gram sample portion is obtained for pulverizing. Compressed air is blown through the splitter to collect any residuals and prevent contamination of the next sample. The sample reject is placed into marked bags for storage or future analyses.

The entire 500 gram sub-sample is then pulverized through disc plate pulverizers or ring and puck to obtain greater than 95% passing -150 mesh.  After the entire sample has been pulverized, pure silica is passed through the disc plate pulverizer to ensure the plates are clean prior to pulverizing the next sample.

The sample pulp is then rolled on a matting sheet to ensure the homogeneity of the pulp material and then placed in its respective pulp bag, ready for assaying and analyses. The pulp bags are then transferred into the weighing room.

13.3                        HISTORIC ASSAY TECHNIQUES

The mineralization at Segala often contains coarse gold up to millimeters in size (Oliver Gold 1997b, Zbeetnoff 2000). The presence of coarse gold has resulted past owners using analytical techniques that best attain reliable assays. Oliver Gold used an assay technique called "tabling" and a centrifuge fire assay, along with standard fire assay practices to obtain their assay values.

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The gold analyses for the Segala deposit, while Oliver Gold was the owner, were done by four independent laboratories. Two of the laboratories were located in South Africa, B & B Labs and Libra, and two were Canadian, Bondar Clegg (Bondar) in North Vancouver and Terramin Research Labs (Terramin) in Calgary (Oliver Gold 1997a).  A majority of the analyses was done by fire assay, 7,680 assays in total, but Oliver Gold used a total gold type analyses done by Bondar and a 'tabling' method of heavy mineral separation by wet-tabling done by Terramin (Zbeetnoff 2000).

The majority of all types of analysis were done by Terramin.  Terramin implemented a form of metallic assaying called "tabling" to address the coarse gold samples (Zbeetnoff 2000).  The sample, usually half core, is crushed and ground, passed over a gravity table where the entire heavy fraction is removed and subsequently fire assayed with an A.A.S. finish. A 30 gram portion of the light fraction is also fire assayed and the combined values are back calculated to the gold grade for the sample (Zbeetnoff 2000).   A total of 2,194 samples in the database were analysed with the tabling method.

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Prior to using Terramin, Oliver Gold in 1995 had Bondar utilized a heavy mineral separation by centrifuge-fire assay with an A.A.S. finish technique (Zbeetnoff 2000).  A total of 316 samples were analysed using this method are in the database.

Several samples from the pre-1996 drilling were analysed by more than one laboratory and more than one technique (Zbeetnoff 2000). Oliver implemented a selection hierarchy based on analytical confidence for assay data entered in the database. Analysis by 'tabling' method used by Terramin was at the top, followed by centrifuge analysis provided by Bondar.  Fire assays done by Terramin, then Bondar made up the next level, with assay data from the two South African laboratories at the lowest level (Zbeetnoff 2000).

The RC analytical data within the database are fire assays prepared using a standard one-assay-ton charge with A.A.S. finish. All analyses for the RC were provided by Terramin (Oliver Gold 1997).

Semafo, owner of the property from 1999 to mid-2002, used standard fire assay techniques for all analytical work. A total of 963 samples are in the database. Semafo did extensive

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comparison work to validate previous assay work by Oliver Gold. Semafo cut and quartered core, using the same sample intervals that were previously sampled by Oliver. The quartered core was sent to Abilab or ITS-Bondar Clegg for fire assay. The comparison work, as determined by Nevsun, shows variance between individual samples and datasets using different assay techniques but shows little change once all assays are compared as a whole dataset.  The comparison work provided statistical confirmation of coarse gold that was previously determined from geological logging.

14.0                        DATA VERIFICATION

14.1                        DUPLICATE AND REPEAT ASSAYS

There are 1570-paired assays in the Segala repeat dataset after assays below detection limit are filtered out.  Repeat assays from the 2002 Segala drilling programs include 829 samples from diamond drill holes and 628 samples from the RC drill holes.  There are 114 samples from past drill programs. All assays with original assays exceeding 1000 ppb Au have been re-assayed, along with a random selection of samples that had original values below 1000 ppb Au.

The paired data was analysed by Nevsun to assess repeatability for individual samples and for the whole dataset. This was done in the following ways:

  comparison of basic statistical parameters;

  examination of scatterplots at normal and log scales;

  examination of Q-Q plots at normal and log scales;

  examination of relative difference plots at normal and log scales;

  examination of a precision plot of the data; and

  examination of cumulative frequency plots of the data.

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Table 14.1 Summary Repeat Assay Statistics
	Statistic	Au g/t	Duplicate Au g/t	% Difference
	Total Number of Pairs	1570	1570	0
	Minimum	0.005	0.005	0.0%
	Lower quartile	0.04	0.04	-2.7%
	Median	0.74	0.55	-25.4%
	Average or mean	1.68	1.61	-4.1%
	Geometric mean	0.31	0.29	-4.1%
	Log estimate mean	3.96	3.67	-7.3%
	Upper quartile	1.85	1.78	-3.6%
	Maximum	130.50	113.70	-13.1%
	Coefficient of variation	2.82	2.59	-8.3%
	Standard deviation	4.73	4.16	-12.1%
	Variance	22.39	17.31	-22.7%
	Log variance	5.12	5.05	-1.3%
Percentiles	10.0%	0.01	0.01	0.0%
	20.0%	0.03	0.03	0.0%
	25.0%	0.04	0.04	-2.7%
	30.0%	0.06	0.06	-8.3%
	40.0%	0.18	0.18	2.4%
	50.0%	0.74	0.55	-25.3%
	60.0%	1.20	1.04	-13.3%
	70.0%	1.58	1.44	-8.8%
	75.0%	1.85	1.78	-3.6%
	80.0%	2.17	2.37	9.2%
	85.0%	2.77	2.89	4.2%
	90.0%	3.64	3.93	8.1%
	95.0%	5.96	5.82	-2.4%
	97.5%	8.52	8.45	-0.8%
	98.0%	9.41	9.85	4.7%
	99.9%	47.89	39.12	-18.3%
	100.0%	130.80	113.70	-13.1%
Correlation coefficient			0.9352
Log correlation coefficient			0.9688
Rank correlation			0.9559
Pair wise rel std dev			0.3378
Residual std dev			1.6964

 Table 14.1 shows that the statistical parameters such as mean and measures of dispersion, for the paired dataset are quite similar.  The high correlation coefficient of 0.9352 reflects the degree of similarity between repeat values.

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The normal scale scatterplot of original and repeat assays in Figure 14.1  reveals the full extent of the repeat data scatter. With the axes limited to 20 g/t Au maximum which captures 99% of the data, the scatterplot confirms no major bias across these grade ranges.

Figure 14.1 Scatterplot of Segala original versus repeat assays

The Q-Q plot in Figure 14.2, and the relative difference plot in Figure 14.3, confirm the low bias between original and repeat assays.

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Figure 14.2 Q-Q plot of Segala original versus repeat assays

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Relative Difference Plot (normal scale x axis)
Segala
All Duplicates
relative difference of the paired values
mean of paired values (ppm)
+/-10%
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
0.00
5.00
10.00
15.00
20.00
25.00
30.00

Figure 14.3 Relative difference plot of Segala assay repeats

The drill hole repeat data analyses show no significant bias and precision is acceptable considering the presence of coarse gold.

The precision plot in Figure 14.4  indicates that some 69% of the total data have precision better than +/-20%.  Isolating the data into separate datasets according to drilling method and Nevsun or past drilling provided a better picture of the precision of each dataset. The dataset containing the old drill data shows that 36% of the paired data have precision worse than +/- 20%, while the RC data has a poorer precision at 32% than the diamond drilling at 29% and a minor bias towards the original sample for values between 0.5 g/t Au and 1.0 g/t Au. Overall the precision of both RC and DDH are acceptable without significant bias at any grade range.

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Figure 14.4 Precision plot of Segala assay repeats

14.2                        QA/QC

Nevsun continued to follow quality assurance-quality control (QA/QC) protocols developed for the Tabakoto project (Nevsun 2000) during the recent drilling program. The QA/QC program incorporates certified standards, blanks and duplicate samples. The samples were collected to build the QA/QC database for the project in anticipation of the requirement of a resource/reserve estimation for feasibility studies.

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The earlier drill programs did not include quality assurance samples although several of the laboratories did run internal quality control programs.

The QA/QC sample insertion protocol includes the following samples:

  certified standard control samples (submitted 1 control sample in every 20 samples for DDH samples  and 1 control sample in every 25 for RC samples).

  blank samples of barren core (submitted at the end of hole and after mineralized zones for DDH and RC samples).

  duplicate samples (collected 1 for every 50 DDH samples and 1 for every 50 RC samples)

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Nevsun personnel monitored and reviewed the QA/QC program during the 2002 drill program.  Snowden was provided the QA/QC results for review during the site visit.  A total of 1,292 control samples were collected during the program.

14.2.1                        Certified Standard Controls

Nevsun used five certified standards of Gold Standard Reference Material purchased from Geostat.  The five certified standards provide a range of blank, low-grade, and high-grade gold samples with known gold values and statistically acceptable limits. The maximum and minimum limits are plus two standard deviations (+2st.dev.) and minus two standard deviations (-2st.dev.) from the mean value of the control sample as published by Geostat.Table 14.2  lists the statistical values for the control samples.

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Table 14.2 Geostat Gold Standard Reference Material
Gold Standard Reference Material	Au Mean (g/t)	Au Standard Deviation (std.)	Mean + 2 std.	Mean - 2 std.
Standard I Reference: G396-2	2.66	0.12	2.90	2.42
Standard II Reference: G396-3	7.36	0.29	7.94	6.78
Standard III Reference: G396-6	13.82	0.62	15.20	12.44
Standard IV Reference: G396-10	0.12	0.03	0.18	0.06
Standard V Reference: G396-5	4.82	0.29	5.40	4.24

Control sample results from Standard I to Standard V of the QA/QC program are presented in . Any assays of the standard that were outside the limits for that particular batch were flagged. Sample batches that contained flagged standards were re-assayed and then further reviewed to ensure that all assays were acceptable. All values from these re-assayed sample batches have replaced the previous sample values in the assay database.

A total of 356 standards were inserted within the sample sequence: 21 Standard I samples; 85 Standard II samples; 136 Standard III samples; 89 Standard IV samples and 25 Standard V samples. All but two assay values from the recent program are within the accepted limits. One value exceeded the maximum acceptable limit for Standard IV with the other assay below the minimum acceptable limit.  The samples from these batches were re-assayed and were within the accepted limits.

Check assays were conducted on most standard samples, as part of the protocol to re-assay all samples that return greater than 1.0 g/t Au.  One sample from Standard II was below the acceptable limit.  No action was taken to re-assay this sample, as it was a check on the original assay that was acceptable.

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14.2.2                        Blank Samples

Barren core has been set aside by Nevsun for later use as blank samples. The core usually consists of greywacke and argillite. Although the samples are considered to consist of barren rock without any appreciable gold content, occasionally low levels of mineralization may occur within these core intervals which could negate the usefulness of these samples.

A total of 342 blank samples were submitted within the sample sequence for the 2002 program. The results are low (). One percent of the values are above 100 ppb. Two samples were considered unacceptably high and the sample batches were re-assayed.  One value remained unacceptably high but the standard within the same remain within the acceptable limits. No further action was taken.  As stated above some of these blank core samples may be weakly mineralized and may not reflect problems in the laboratory.

14.2.3                        Duplicate Samples

The duplicate samples were prepared by halving and quartering diamond drill core and splitting the RC sample and submitting two samples from the same interval. Differences between the sample values normally reflect the inherent nugget effect of the mineralization. A total of 298 samples were submitted and the results are presented in graphs in Figure 14.5  and Figure 14.6 with +/- 15% tolerance line markers.

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Figure 14.5 Duplicate samples, all 2002 data

Figure 14.6 Duplicate samples, 2002 data less then 1000 ppb

The distribution generally follows the reference line but has a wide scatter and suggests a high nugget effect from coarse gold as has been reported in previous studies. The higher grade values have no bias, but a larger spread in distribution of the values; whereas, the lower grade values have less of a spread in the values but show a slight bias towards the original samples.

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Generally, the results for the QA/QC samples are good, and have performed as intended. Re-assay of sample batches that exceeded limits were completed and updated in the database.

14.3                            INDEPENDENT CHECK SAMPLING

While on site, S. Hackett from Snowden collected 16 check samples from two different drill holes.  Samples were taken from a new DDH currently being drilled in the Main Zone (S-113), and a historic DDH drill hole from the NW Zone (SD95-34).  Samples were selected from a range of mineralized domains to test the current mineralization model.  Nevsun staff, using Nevsun's standard procedures, prepared all of the selected samples.  Samples were taken at 0.5 m lengths over intervals matching sample intervals in Nevsun's database.  One of Nevsun's commercial standards was selected for submission with the check samples.  After preparation, samples were packed and sealed for transport.

The check samples were submitted to Genalysis Laboratory Services Pty Ltd, 15 Davison Street, Maddington, Western Australia.  Samples were submitted for lead collection fire assay, 50g charge (FA50), with flame A.A.S finish to 0.01 ppm detection.

Table 14.3 shows the results for the check samples compared to the results stored in Nevsun's database.  The check sampling from Nevsun's Main Zone S-113 drill hole repeated the original results very well.  The historic NW Zone SD95-34 drill hole, shows poor repeatability.

This poor comparison in the NW Zone may be due to the patchy nature of the mineralization and the high nugget effect caused by coarse gold.  Other contributing factors may be that the original sampling submitted 1/2 core, while only 1/4 core was available for submission to Genalysis, and that historic assaying used a different analytical method.  While these factors may have adversely affected the comparison, it is Snowden's opinion that the discrepancies need to be adequately explained.  Snowden therefore strongly recommends that Nevsun continues its program of check sampling of historic drill core in order to determine the reliability of the historic sampling from a larger set of samples.

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Table 14.3 Independent Check Samples
Hole ID	From	To	Sample numbers	Au (g/t)	Repeat	Genalysis Comp	Nevsun Database
SD95-34	136.85	137.35	107568	2.98		5.35	0.15
SD95-34	137.35	137.85	107569	7.72	9.8
SD95-34	137.85	138.35	107570	0.35		2.00	5.15
SD95-34	138.35	138.85	107571	3.65
SD95-34	138.85	139.35	107572	1.64		1.40	6.96
SD95-34	139.35	139.85	107573	1.16
SD95-34	139.85	140.35	107574	0.96		0.52	0.81
SD95-34	140.35	140.60	107575	0.08
S-113	155.50	156.00	107576	30.14	23.6	10.13	9.72
S-113	156.00	156.50	107577	0.05
S-113	156.50	157.00	107578	0.19
S-113	157.00	157.50	107579	1.94		2.58	2.08
S-113	157.50	157.90	107580	1.62
S-113	157.90	158.50	107581	4.19
S-113	167.30	168.30	107582	0.9		0.90	0.51
S-113	168.30	169.30	107583	0.63		0.63	0.40
STD II			107584	7.71	7.04		7.36

14.4                            DATA MANAGEMENT AND INTEGRITY

Nevsun employs a strict protocol for selection of assay values that are used for the resource estimate. The original assay from each sample is used in the resource estimate; unless, the QA/QC shows the values are unreliable, in which case, the assay batch is re-assayed and all values are replaced, or subsequent repeat assays done on the sample show less variance between them than between the original, and the repeats and the difference between the original and repeats are greater than 25% and have values greater than 1.0 g/t Au. Nevsun re-assayed two batches of samples that failed QA/QC and replaced five individual original assays that did not meet Nevsun criteria, with repeat assays.

Nevsun's Gemcom database was developed by exporting the drill hole data from Oliver's Gemcom database that used local coordinates and converted these coordinates to UTM

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coordinates using MapInfo/Discover software.  The accuracy of the local to UTM conversion for the drill holes will be in the order of +/- 3 m. Assay data from 'Current Au' in the 'Assay' table from Oliver Gold's GCDBSG was extracted and imported into the Nevsun database. The lithological database developed by Oliver Gold used alphanumeric codes to define geology and alteration. Nevsun converted the numeric codes that identified the geologic units to Nevsun's lithological convention that uses 17 primary text codes with 32 text code modifiers.

Nevsun used the same methodology to convert Semafo's drillhole data from Microsoft Excel files and import them into the Nevsun database.

14.5                        AUDITS OR REVIEWS OF DATA COLLECTION

Nevsun obtained documents and digital data from Semafo in July 2002.  The data consisted of technical reports, Gemcom databases, digital and hardcopy maps and raw data from Semafo and previous owner, Oliver Gold.

The data produced by Oliver Gold and obtained by Nevsun were technical reports and hardcopy and digital data. The data from Oliver included:

  Geological Resource Estimate, September 1997 Update report (1997a);

  Statistical Notes on Assays and Analytical Procedures, Segala Project, Mali report;(1997b)

  Gemcom GCDBSG project file;

  raw data files used to load the GEMCOM database;

  ground geophysical digital data and Aerodat airborne geophysical hardcopy maps; and

  CorelDraw and ACAD digital files.

Data retrieved from Semafo included:

  Review of Segala Analytical Procedures and Results 1994-1997, John Zbeetnoff 2000, report;

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  Rapport de synthese geologique : campagne 2000 du 15/04/2000 au 15/02/2001, report;

  Raw data files for sample, assay and geological data;

  Assay data used for comparison of different assay techniques and drill programs;

  Ground geophysical data; and

  ACAD digital files.

Nevsun had in its possession numerous technical reports and data from studies commissioned by Nevsun during an earlier attempt to acquire the Segala property from Oliver Gold. This data includes:

  Segala Gold Deposit, Mali, West Africa, Review and Evaluation of In Situ Resources, Pearson, Hoffman & Associates (PHA), January 1998 report;

  PHA Gemcom PXDBSG database; and

  ACAD and CorelDraw digital files.

14.6                            CORE REVIEW AND SAMPLING

In order to gain an understanding of the rock types, structures and mineralization at the various mineralized zones at Segala and determine how they compared to those at Tabakoto it was decided to review various drill holes.

Computerized copies of drill logs were obtained from former Oliver employees with the permission of Semafo. Unfortunately, detailed descriptions were often not available in the log format but basic rock types and coding for mineralization and alteration as well as assay data were available.

The core was found to be fairly well stored and preserved. Two open concrete structures are present at the Segala main camp and a significant amount of the core was stored in these facilities. A great deal of the core was also stacked outside but covered plastic core boxes enabled this core to still be well preserved. It should be noted that a few stacks of core boxes

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had fallen over and core was spilled. Black marker used to number core boxes and intervals were still readable in many instances.

Reminex (Semafo) had quarter cored a large number of mineralized intersections making any additional sampling almost impossible if any kind of lithologic record was to be preserved. This quarter coring also made it virtually impossible to make any accurate structural measurements.

It was noted that there seemed to be an adversity to splitting HQ core in the past. In a number of instances oxide material was simply cased off and never recovered. In a few instances the oxide material had never been washed to reveal the rock types under the drill created mud surface. It should also be noted that in a number of instances the oxide portion of some holes was simply cased and no recovery is apparent from the drill logs.

Overall the drill logs were found to be quite accurate and very few mineralized intervals were missed. It was obvious that the geologists logging the core had been quite diligent and consistent.

It appears that there was a significant amount of effort put into a modified oriented core technique that apparently used the foliation direction as a reference point. Unfortunately Oliver did not pursue this beyond actual data gathering so its effectiveness is very uncertain.

Upon finishing with the core review, Nevsun re-stacked the entire available core into the two core structures in chronological order. Access to any particular drill hole in the future should be relatively easy.

14.6.1                        Segala Main

The primary differences between the mineralization at the Segala Main Zone and the mineralization at Tabakoto include:

1.

The vast majority of mineralization is associated with a well foliated metasediment that has undergone quite extensive iron carbonate and silicification alteration.

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Serecitization is locally intense and appears to be fairly late. It appears to overpower the foliated sediments such that they seem to become quite competent and lose the strong foliation characteristic. Quartz veining is common in the sericitic sections probably due to the increased competency of the rock and subsequent fracturing. They do not necessarily carry gold. Silicification of the sediments was not particularly noted by Oliver's geologists but the shallow depths of oxidation apparent at the east end of the Main Zone and the apparent fine grained nature and hardness of the sediments point to quite intense silicification.

2.

The felsic/intermediate dykes are far fewer in number than they are at Tabakoto and the grade of mineralization is significantly less. One gets the feeling that they post date at least one mineralizing event, as in numerous instances the dykes carry significantly less gold grade than the adjoining sediments. In most instances the dykes are not well fractured. Potassic feldspar porphyry (KFP) dykes have been noted.

3.

The gold mineralization associated with quartz stringers is much more subtle than it is at Tabakoto. One or two centimetre scale quartz stringers could easily boost a 1.0 m length sample to 1.0 g/t Au. They often have a subtle halo of disseminated arsenopyrite. They can contain minute particles of visible gold. Fine visible gold has been noted in samples that have assayed as low as 0.3 g/t Au.

Limited additional sampling was carried out. This usually entailed sampling of oxidized material that exhibited sufficient alteration or suggestion of mineralization to warrant sampling. For the most part assay results did not exhibit any significant lengths of mineralization except for one instance when sampling a hole at Dar Salam when significant gold assays over wide widths were defined.

15.0                        MINERAL PROCESSING AND METALLURGICAL TESTING

15.1                        METALLURGICAL TESTING

Process Research Associates of British Columbia Canada completed metallurgical test work on three occasions in 1996 for Oliver Gold.

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An initial composite sample from SG-11 118 m to 180 m followed by a composite sample from SG-32 305 m to 340 m were subjected to a variety of metallurgical tests.

Testwork on SG-11 was limited to gravity concentration and whole ore cyanidation. It indicated that the mineralization contained significant amounts of coarse free gold (66.4%) that was amenable to gravity concentration methods. It was also determined that high gold recoveries (92.8%) could be achieved by cyanidation of the whole ore. Cyanide consumptions of 1.35 kg/t and lime consumptions of 0.19 kg/t were recorded.

Testwork on SG-32 indicated that gravity recoveries varied from 43.3% to 68.1%, whole ore cyanidation yielded recoveries of 86.3% to 97.2% with finer grind giving higher recoveries, cyanidation of gravity tails gave gravity and cyanidation recoveries varying between 96.2% and 98.8% with finer grind giving higher recovery. It was also determined that cyanide and lime consumptions were 1.22 kg/t and 0.07 kg/t respectively for whole ore and 1.98 kg/t and 0.00 kg/t respectively for gravity tailings.

Bond work indices of between 18.3 and 19.6 kWh/t were determined.

Settling tests showed relatively high solid loadings were achieved but fee settling rates were low.

Gravity and flotation yielded recoveries of up to 97%.

No test work was completed on near surface oxidized material

No carbon absorption test work was completed.

No SAG mill tests were conducted.

No tests on the amenability of the mineralization to heap leach were conducted.

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15.2                        GEOMECHANICAL TESTING

All diamond drill core from the Segala infill drilling done in 2002 was orientated and had geological, structural and geotechnical logging.

Orientation of the core, using a spear with grease pen attached to the tip, is done after the completion of each drilling run. As the core is laid out in the core tray, breaks in the core which are deliberately made for fitting the core into the tray, or are due to accidental breakage of long core sticks, were marked accordingly.  This is important for geotechnical logging, so that natural core breaks can be differentiated from induced ones. Core orientation and the measurement of defect orientation are undertaken before core is split or cut for assaying.

Geotechnical logging collects point data and interval data.

Point data involves the collection of collar coordinates, elevation, dip, azimuth and any down hole survey data.  The spear orientation marks are checked for accuracy against previous and subsequent marks.  If a mark is not obvious or there is doubt about its accuracy, then point defect data from the associated section of core is discarded. The position of the orientation line (bottom of core) is indicated on the logging sheet.  Nevsun uses orientation conventions adopted from Snowden practices that apply standard codes and indexes to structural geological discontinuities.  Beta angles are recorded in degrees clockwise from the reference line looking down the core in the direction of drilling.  Alpha angles record the maximum dip vector relative to the core axis.

All core is logged for interval data. This involves a further check on recovery and RQD measurements, along with the logging of rock strength and weathering.  Structural sets are collected but any such data will be redundant if sets can be identified stereographically from the orientated (point) structural data.

Previous drilling did not orientate the core.

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Photographic work occurs immediately following the complete logging of the core. For photographic work, core is fitted together neatly in the tray, with the full intersection angle of major bedding or schistosity and core orientation line visible. Morning, before 9:00 AM provides the best angle of light so as not to get excessive reflections off the core, especially after wetting with water to enhance natural geological features. A fixed camera setup is used, with a preset position for the core tray.  The depth intervals on the core blocks are clearly visible. The hole number is clearly printed on paper for identification in the photograph.

16.0                        MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

16.1                        DATA

16.1.1                     Sources of Data

All sample data used for the resource estimate was supplied to Snowden by Nevsun from diamond drill holes and RC drill holes. Table 16.1  lists the supplied drill holes.  Some holes fall outside of the interpreted mineralized zones.

Snowden has validated the integrity of the digital drill hole database for items such as missing information, illogical data entries and sample interval overlaps.  The validation work revealed no significant errors other than gaps in the sampling intervals due to selective sampling.

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Table 16.1 Supplied Drill holes
Drill holes	Number of holes
S-104 to S-143	40
S-146	1
S-148	1
S-150	1
S-152	1
S-154	1
S-154A	1
S-156	1
S-158	1
S-160	1
S-162	1
S-165	1
S-166	1
S-167	1
SD00-01 to SD00-07	7
SD00-11	1
SD00-12	1
SD94-1 to SD94-4	4
SD95-5 to SD95-20	16
SD95-28 to SD95-34	7
SD96-01 to SD96-24	24
SD97-40 to SD97-57	18
SR00-01 to SR00-18	18
SR96-1 to SR96-291	291
SRC-349 to SRC-388	40
ST00-3	1
SW-01	1
SW-01A	1
Total	483

16.1.2                        Geology Coding

Nevsun provided Snowden with a database coded according to the mineralized domain wireframes.  Snowden undertook additional data coding to identify the oxide samples.

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Gemcom Desktop Edition: D:\GCDBsg = Segala -
File Window View Workspace Drillhole Block Point Polyline Polygon Surface Solid Volumetrics Tools Options Help
3D 2D
D:\GCDBsg
Polygon Project: D:\GCDBsg
Workspaces
Working Outlines
Drillhole Project: D:\GCDBsg
DrillData
Block Model Project : D:\GCDBs
Ore
Waste
Air
1437600.0Y
1437400.0Y
1437200.0Y
1437000.0Y
1436800.0Y
259000.0X
259200.0X
259400.0X
259600.0X
259800.0X
260000.0X
Objects
Profiles
Polyline Creation
2D
Plan
Dynamic
259532.35X 1437601.64Y

Figure 16.1 Segala drill hole location plan showing hole paths

16.2                            GEOLOGY AND DOMAINS

The geology was modelled by Nevsun 3D wireframes that were used to code the geology block model.  Due to the complex geometry of the structural interpretation and the inherent difficulty in orienting drill holes to optimally intersect multiple orientations of mineralization, the 0.1 g/t Au grade envelopes capture some drill hole intervals that contain less than 0.1 g/t Au and thus contain some internal waste.

Overlapping or intersecting solids were assigned orders of precedence so that grade blocks in areas of wireframe intersection were assigned only one lithologic code.  During coding of the lithologic model, blocks occurring above the alluvial surface or within post-mineralization diabase dykes, previously modelled by Nevsun, were excluded from the mineralized domains.

A list of the unique five digit rock codes assigned to each domain is provided in Table 16.2.

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Table 16.2 Block Model Mineralized Domain Codes
Main Zone			NW Zone
Domain	Primary Code	Oxide Code	Domain	Primary Code	Oxide Code
Central	10110	10120	NW1	20110	20120
Hangingwall	10210	10220	NW2	20210	20220
Footwall	10310	10320	NW3	20310	20320
HW Structure	10410	10420	NW4	20410	20420
Main Fault Zone
Central	10510	10520
Hangingwall	10610	10620
Footwall	10710	10720

16.2.1                        Compositing

Compositing of the drill hole data was required in order to generate a common support for statistical and geostatistical studies.  These sample composites form the basis for the resource estimation.

Analysis of the sample length statistics (Figure 16.2) indicates that 80% of the samples have been taken over intervals of 1.5 m or less.  Drill hole data was composited to 1.5 m downhole intervals within the boundaries of the wireframe models.

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Figure 16.2 Histogram of sample lengths

16.2.2                        Statistical Analysis

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All domains show mixed positively skewed distributions that approach a lognormal distribution () and all domains have a high coefficient of variation ('COV') (Figure 16.3).  Snowden reviewed the geological interpretations with respect to the mixed populations shown in the statistics.  Snowden found that the populations are intermixed and no further domaining is necessary at this stage.  Future drilling may allow further domaining in some mineralised domains.

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Log Histogram for Au
Domain 10110
Points: 2525
Weights: 2525
Mean: 2.334
Std Dev: 5.828
Variance: 33.964
COV: 2.497
Skewness: 10.489
Geom Mean: 0.734
Log-Est Mean: 2.802
Maximum: 130.797
75%: 2.331
50%: 0.827
25%: 0.261
Minimum: 0.005
Frequency (% of 2525 points)
Au (g/t)

Log Histogram for Au
Domain 10120
Points: 456
Weights: 456
Mean: 1.501
Std Dev: 4.938
Variance: 24.386
COV: 3.291
Skewness: 8.529
Geom Mean: 0.433
Log-Est Mean: 1.492
Maximum: 59
75%: 1.188
50%: 0.467
25%: 0.171
Minimum: 0.005
Frequency (% of 456 points)
Au (g/t)

Log Histogram for Au
Domain 10210
Points: 413
Weights: 413
Mean: 0.715
Std Dev: 1.292
Variance: 1.670
COV: 1.808
Skewness: 10.033
Geom Mean: 0.363
Log-Est Mean: 0.803
Maximum: 20.668
75%: 0.898
50%: 0.39
25%: 0.185
Minimum: 0.002
Frequency (% of 413 points)
Au (g/t)

Log Histogram for Au
Domain 10220
Points: 57
Weights: 57
Mean: 0.705
Std Dev: 1.346
Variance: 1.810
COV: 1.910
Skewness: 3.154
Geom Mean: 0.251
Log-Est Mean: 0.655
Maximum: 6.16
75%: 0.584
50%: 0.189
25%: 0.122
Minimum: 0.019
Frequency (% of 57 points)
Au (g/t)

Log Histogram for Au
Domain 10310
Points: 380
Weights: 380
Mean: 3.554
Std Dev: 41.211
Variance: 1698.379
COV: 11.597
Skewness: 18.526
Geom Mean: 0.470
Log-Est Mean: 1.204
Maximum: 789.753
75%: 1.214
50%: 0.429
25%: 0.198
Minimum: 0.005
Frequency (% of 380 points)
Au (g/t)

Log Histogram for Au
Domain 10320
Points: 81
Weights: 81
Mean: 0.656
Std Dev: 1.756
Variance: 3.084
COV: 2.678
Skewness: 5.385
Geom Mean: 0.184
Log-Est Mean: 0.698
Maximum: 12.98
75%: 0.432
50%: 0.248
25%: 0.07
Minimum: 0.003
Frequency (% of 81 points)
Au (g/t)

Log Histogram for Au
Domain 10410
Points: 58
Weights: 58
Mean: 2.016
Std Dev: 3.594
Variance: 12.919
COV: 1.783
Skewness: 3.805
Geom Mean: 0.665
Log-Est Mean: 2.917
Maximum: 21.993
75%: 2.082
50%: 0.77
25%: 0.255
Minimum: 0.006
Frequency (% of 58 points)
Au (g/t)

Log Histogram for Au
Domain 10420
Points: 61
Weights: 61
Mean: 0.904
Std Dev: 0.900
Variance: 0.810
COV: 0.995
Skewness: 2.279
Geom Mean: 0.574
Log-Est Mean: 1.003
Maximum: 4.873
75%: 0.956
50%: 0.683
25%: 0.282
Minimum: 0.028
Frequency (% of 61 points)
Au (g/t)

Log Histogram for Au
Domain 10510
Points: 117
Weights: 117
Mean: 0.221
Std Dev: 0.657
Variance: 0.432
COV: 2.974
Skewness: 8.554
Geom Mean: 0.055
Log-Est Mean: 0.245
Maximum: 6.71
75%: 0.185
50%: 0.067
25%: 0.01
Minimum: 0.002
Frequency (% of 117 points)
Au (g/t)

Log Histogram for Au
Domain 10520
Points: 67
Weights: 67
Mean: 0.159
Std Dev: 0.301
Variance: 0.091
COV: 1.893
Skewness: 3.560
Geom Mean: 0.039
Log-Est Mean: 0.215
Maximum: 1.82
75%: 0.152
50%: 0.039
25%: 0.009
Minimum: 0.002
Frequency (% of 67 points)
Au (g/t)

Log Histogram for Au
Domain 10610
Points: 12
Weights: 12
Mean: 0.215
Std Dev: 0.145
Variance: 0.021
COV: 0.673
Skewness: 0.604
Geom Mean: 0.139
Log-Est Mean: 0.318
Maximum: 0.524
75%: 0.285
50%: 0.173
25%: 0.15
Minimum: 0.01
Frequency (% of 12 points)
Au (g/t)

Log Histogram for Au
Domain 10620
Points: 6
Weights: 6
Mean: 0.225
Std Dev: 0.284
Variance: 0.080
COV: 1.258
Skewness: 0.812
Geom Mean: 0.058
Log-Est Mean: 0.552
Maximum: 0.584
75%: 0.584
50%: 0.014
25%: 0.007
Minimum: 0.007
Frequency (% of 6 points)
Au (g/t)

Segala

Composite Data

SUPERVISOR

Figure 16.3 Composite Data Histograms

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Log Histogram for Au
Domain 10710
Points: 21
Weights: 21
Mean: 0.082
Std Dev: 0.121
Variance: 0.015
COV: 1.480
Skewness: 1.678
Geom Mean: 0.024
Log-Est Mean: 0.093
Maximum: 0.426
75%: 0.149
50%: 0.01
25%: 0.007
Minimum: 0.002
Frequency (% of 21 points)
Au (g/t)

Log Histogram for Au
Domain 10720
Points: 22
Weights: 22
Mean: 0.202
Std Dev: 0.166
Variance: 0.028
COV: 0.824
Skewness: 1.132
Geom Mean: 0.137
Log-Est Mean: 0.225
Maximum: 0.622
75%: 0.3
50%: 0.138
25%: 0.096
Minimum: 0.018
Frequency (% of 22 points)
Au (g/t)

Log Histogram for Au
Domain 20110
Points: 844
Weights: 844
Mean: 1.232
Std Dev: 4.315
Variance: 18.619
COV: 3.502
Skewness: 19.311
Geom Mean: 0.452
Log-Est Mean: 1.306
Maximum: 108
75%: 1.248
50%: 0.508
25%: 0.186
Minimum: 0.005
Frequency (% of 844 points)
Au (g/t)

Log Histogram for Au
Domain 20120
Points: 664
Weights: 664
Mean: 1.227
Std Dev: 2.927
Variance: 8.565
COV: 2.386
Skewness: 6.387
Geom Mean: 0.387
Log-Est Mean: 1.227
Maximum: 32.046
75%: 1.04
50%: 0.37
25%: 0.142
Minimum: 0.002
Frequency (% of 664 points)
Au (g/t)

Log Histogram for Au
Domain 20210
Points: 322
Weights: 322
Mean: 0.936
Std Dev: 1.624
Variance: 2.637
COV: 1.735
Skewness: 3.775
Geom Mean: 0.326
Log-Est Mean: 1.113
Maximum: 13.04
75%: 1.069
50%: 0.331
25%: 0.126
Minimum: 0.004
Frequency (% of 322 points)
Au (g/t)

Log Histogram for Au
Domain 20220
Points: 268
Weights: 268
Mean: 0.960
Std Dev: 2.193
Variance: 4.808
COV: 2.285
Skewness: 4.455
Geom Mean: 0.311
Log-Est Mean: 0.846
Maximum: 16.8
75%: 0.632
50%: 0.302
25%: 0.13
Minimum: 0.004
Frequency (% of 268 points)
Au (g/t)

Log Histogram for Au
Domain 20310
Points: 89
Weights: 89
Mean: 1.276
Std Dev: 2.949
Variance: 8.697
COV: 2.312
Skewness: 5.338
Geom Mean: 0.398
Log-Est Mean: 1.533
Maximum: 19.266
75%: 1.191
50%: 0.483
25%: 0.128
Minimum: 0.005
Frequency (% of 89 points)
Au (g/t)

Log Histogram for Au
Domain 20320
Points: 55
Weights: 55
Mean: 0.799
Std Dev: 1.353
Variance: 1.831
COV: 1.694
Skewness: 2.820
Geom Mean: 0.285
Log-Est Mean: 0.843
Maximum: 6.6
75%: 0.72
50%: 0.246
25%: 0.119
Minimum: 0.016
Frequency (% of 55 points)
Au (g/t)

Log Histogram for Au
Domain 20410
Points: 55
Weights: 55
Mean: 1.161
Std Dev: 1.877
Variance: 3.524
COV: 1.616
Skewness: 2.709
Geom Mean: 0.358
Log-Est Mean: 1.864
Maximum: 9.113
75%: 1.053
50%: 0.408
25%: 0.157
Minimum: 0.005
Frequency (% of 55 points)
Au (g/t)

Log Histogram for Au
Domain 20420
Points: 76
Weights: 76
Mean: 1.268
Std Dev: 3.004
Variance: 9.026
COV: 2.369
Skewness: 4.852
Geom Mean: 0.416
Log-Est Mean: 1.128
Maximum: 18.6
75%: 0.878
50%: 0.308
25%: 0.2
Minimum: 0.011
Frequency (% of 76 points)
Au (g/t)

Segala

Composite Data

SUPERVISOR

Figure 16 .3 Composite Data Histograms

continued...

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16.2.3                        Geostatistical Analysis

Snowden used an indicator approach for resource estimation due to the mixed and strongly skewed nature of the gold grades as observed in the statistical analysis.  Kriging algorithms incorporate grade variability through variogram models that are inputs to grade estimation.  Multiple indicator kriging incorporates the data distribution into the estimates through indicator variography of incremental cutoff grades.  Indicator variograms were modelled for a range of grade intervals for each domain.  Variogram model parameters are presented in

Due to the limited depth extent of the oxidised portions of the mineralization, and the consequent lack of data in all directions other than horizontal, geostatistical analysis was undertaken on the combined material above and below the oxidation surface.  Snowden has assumed that the grade continuity modelled in the primary zone is also reflected in the oxide portion.

The composites were analysed for each domain.  As NW Zone domains NW3 and NW4 did not contain enough samples to generate variography, variogram parameters were used from NW2 for these domains.

16.3                      MINERAL RESOURCE ESTIMATE

16.3.1                    Block Model

The Segala deposit block model is based on blocks with dimensions of 5 mN by 5 mE by 5 mRL.  The block size was selected as a good compromise between kriging efficiency and geological resolution.

The deposit limits are listed in Table 16.3.  A Gemcom block model project was developed using a partial block model, where the proportion of the block that is contained within a mineralized wireframe solids is stored and used for reporting purposes.

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Table 16.3 Dimensions of the Segala block model
Extent	Block size	Number of blocks
258700 to 260200 mE 1436700 to 1437800 mN 150 to -395 mRL	5 m 5 m 5 m	300 220 109

16.3.2                    Estimation Methodology

Multiple indicator kriging was used to estimate the block grades.  Kriging parameters were based on the properties determined from the statistical and variogram analysis of the data from each domain group.

To describe the statistical distribution of the gold grades, indicators were selected at decile steps throughout the population distribution, as well as the 95th and 97.5th percentiles to improve definition of the high grade tails.  The mean bin grades were used for all indicator grades, except the highest grade bin where a median bin grade was applied.  Variography was done on combined oxide/primary domains at the combined data deciles.  Estimation bins were based on the deciles of the individual zones.  The variograms for each estimation bin were selected based on the nearest grade bin used for the variography.

Search ellipsoids were used to select the samples during interpolation of blocks.  The search radii generally correspond to the ranges for the long range structures from the median indicator variograms.  The orientations of the search ellipsoids were adjusted (by up to 20o in dip and strike directions) to reflect local variations in the orientation of each lode.  Where geological continuity had been interpreted beyond these initial search ranges, a second kriging estimation pass was completed, using search ellipses that were extended by up to double that originally employed.  The search radii were then extended to three times the original ranges, to permit grade estimation into areas that have been interpreted as being geologically continuous and are based on wide spaced drilling.  All blocks interpolated during the second and third kriging runs were classified as Inferred.

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A minimum of 2 samples and a maximum of 20 were used to interpolate each block grade for the first two estimation passes.  The minimum number of samples was dropped to 1 sample in the third estimation pass to allow grades to be assigned in some of the narrow loads.

To account for the volume-variance effect, each block was discretised into 4 by 4 by 4 points.

Soft boundary conditions were applied between the oxide and primary material for each domain. This permitted data from the oxide material to be accessed during interpolation of the primary material, and vice versa.  Hard boundary conditions were applied between the domains, which prevented data being accessed from adjacent domains during block grade interpolation.

The number of composites used to estimate the block grade and the kriging variance of each block were stored as part of the kriging process.  The kriging variance, which reflects the number of assays used to estimate a block grade and their relative distance from the block (based on the search ellipse defined by the variography), was used in addition to the kriging run for classification of the resource.

16.3.3                        Validation

The Segala block model has been validated using two techniques:

1.

Visual examination of assay and estimated block grades on sections and plans,

2.

Grade-elevation and grade-easting plots comparing the mean composite grades with the mean block grades on incremental slices through the deposit.

Block grades were compared spatially with input grades to ensure grade trends were represented correctly.  Validation graphs for the two major domains are shown in Figure 16.4 and Figure 16.5.  These validation plots indicate that there is generally a good correlation between the input grades and the block grades for each domain.  The block grades generally follow the trends present in the input data in both the elevation and easting validations although, as would be expected, the model grades are smoother compared with the input data.  Some inconsistencies were noted but these occur in areas with little or no sample

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data.  Block grade and drill hole data for these areas were scrutinised on section and plan to ensure overall satisfactory validation of the resource model.

Figure 16.4 Main Zone Central Validation Plots

Measured blocks vs topcut data

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Figure 16.5 NW Zone NW1 Validation Plots

Measured blocks vs topcut data

13.3.4                        Classification

Classification was primarily based on the geological confidence.  For the main domains a combination of the kriging variance and the kriging run was used to classify the grade blocks into confidence categories and Table 16.4 summarises the classification criteria for each

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domain.  The Main Zone Hangingwall, Footwall, and fault block lodes along with the NW Zone NW3, and NW4 were classified as Indicated as best.  This was done due the small number of samples in these zones and a lower geological confidence.

Table 16.4 Classification Criteria
Domain Group	Kriging Run	Kriging Variance	Classification
Main Zone	1	0.001-0.53	Measured
Central	1	0.53-0.63	Indicated
	1	>0.63	Inferred
	2,3	Any	Inferred
Main Zone	1	0.001-0.63	Indicated
Other Domains	1	>0.63	Inferred
	2,3	Any	Inferred
Northwest Zone	1	0.001-0.4	Measured
NW1, NW2	1	0.4-0.5	Indicated
	1	>0.5	Inferred
	2,3	Any	Inferred
Northwest Zone	1	0.001-0.5	Indicated
Other domains	1	>0.5	Inferred
	2,3	Any	Inferred

16.3.5                        Resource

The estimated Measured and Indicated resource at Segala (above a cutoff grade of 2.0 g/t Au) is 7.5 Mt at an average grade of 3.36 g/t Au.  An additional 1.2 Mt of material at an average grade of 2.84 g/t Au (also above a cutoff grade of 2.0 g/t Au) has been classified as Inferred. Table 16.5  summarises the resource by classification category and cutoff grade.  A grade versus tonnage curve for the combined Measured and Indicated resource is illustrated in Figure 16.6.

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Table 16.5 Resource Summary
	Measured			Indicated			Measured and Indicated			Inferred
Cutoff	Tonnage	Au Grade	Au	Tonnage	Au Grade	Au	Tonnage	Au Grade	Au	Tonnage	Au Grade	Au
(g/t)	(t*1000)	(g/t)	(kg)	(t*1000)	(g/t)	(kg)	(t*1000)	(g/t)	(kg)	(t*1000)	(g/t)	(kg)
10.0	1	10.71	11	2	11.84	24	3	11.46	34	1	11.69	12
7.0	47	7.83	368	75	7.97	597	122	7.91	965	17	8.06	137
5.0	336	6.01	2,019	483	6.09	2,942	819	6.06	4,962	62	6.60	409
4.0	805	5.09	4,094	1,014	5.21	5,281	1,819	5.15	9,375	115	5.60	644
3.0	1,642	4.25	6,977	2,047	4.32	8,837	3,689	4.29	15,815	260	4.34	1,128
2.0	3,334	3.34	11,132	4,236	3.37	14,273	7,570	3.36	25,405	1,204	2.84	3,414
1.0	6,975	2.34	16,341	7,991	2.44	19,508	14,966	2.40	35,849	3,983	1.83	7,293
0.3	10,968	1.73	18,975	14,160	1.66	23,490	25,128	1.69	42,465	11,105	1.05	11,688
Total	11,345	1.68	19,054	15,722	1.51	23,762	27,067	1.58	42,816	13,576	0.89	12,117

Figure 16.6 Grade-tonnage curve

(Measured + Indicated)

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17.0                            INTERPRETATION AND CONCLUSIONS

The estimated Measured and Indicated resource at Segala (above a cutoff grade of 2.0 g/t Au) is 7.5 Mt at a grade of 3.36 g/t Au.  An additional 1.2 Mt of material at a grade of 2.84 g/t Au (also above a cutoff grade of 2.0 g/t Au) has been classified as Inferred.

The resource was estimated using multiple indicator kriging (MIK) to interpolate composited drill hole gold grades into a 3D block model.  The estimate is based on the results of sampling from a combination of reverse circulation and diamond drill holes.

Segala is a highly structurally controlled gold deposit and is characterised by an overall ESE trending zone of mineralization that roughly coincides with the location of a tightly folded anticlinal axis formed in the sedimentary host rocks.

17.1                        GEOLOGICAL INTERPRETATION

The geological setting is complex, as evidenced by the multiple lodes and intersecting domains.  Nevsun's geological interpretation is supported by the oriented core, structural interpretation, regional geological setting, and the orientation of existing workings.  It is only in areas of high sample density (mainly in the upper portions of the deposit) that Snowden has classified much of the resource as Measured.  For the lower portions of the deposit, there is good potential for further drilling to increase the classification level of much of the mineralization and to extend the resource in the down-dip direction.  A refined definition of the internal high grades to the mineralized zones would develop a more selective model.

Relogging of historic diamond core from the NW Zone will improve the consistency of the geological interpretation.

17.2                       DATA QUALITY

Snowden believes that the quality of the assay database is of industry standard or better due to Snowden's validation exercises and Nevsun's adherence to a comprehensive QA/QC program.  However, a moderately high variance in the RC sample repeat assays does exist.

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Snowden believes that this presents a low to moderate risk associated with this aspect of the resource estimate.

17.3                        SAMPLING METHODS

The drilling techniques, logging procedures and sample preparation methodology meet or exceed industry standards.  As well, good sample recoveries were obtained from the drilling.

17.4                        BULK DENSITY

Density determination does not equally represent all lithologies, mineralization domains and oxidation zones.

17.5                    ESTIMATION TECHNIQUES

The resource estimation parameters present a low level of risk to the project.  The data was composited within the mineralized envelopes and the block size is appropriate for the sample density and geological interpretation.  The mineralization is structurally controlled with multiple phases of mineralization. Based on statistical analysis and variography, MIK is considered appropriate for block grade estimation.

17.6                      OVERALL RISK

The overall risk associated with the Segala resource estimate can be characterised as low due to the high drill hole density achieved with the 2000 and 2001 drilling, the implementation of a comprehensive QA/QC program, a realistic geological interpretation and the use of an appropriate estimation technique (Table 17.1).

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Table 17.1 Risk Factors Associated With the Segala Resource Estimate
NI 43-101 Consideration	Findings
DATA
Geological Interpretation and Domains	Continuous zones of mineralization were modelled in order to control resource estimation. Zones were delineated according to geological boundaries where sufficient data was available. MODERATE RISK
Drilling Techniques	Most of the available data is from diamond drilling. A significant amount is oriented core. RC drilling is present in the upper parts of the deposit. LOW RISK
Logging

Logging system makes use of Nevsun's considerable experience in this type of deposit and a long history of exploration in the Segala area.  Logging system includes the appropriate descriptors for lithology, alteration, and sulphide species.

LOW RISK

Drill Sample Recovery	Good recovery from diamond drilling and RC drilling. LOW RISK
Sub-sampling Techniques & Sample Preparation	Core cutting procedures and sample preparation scheme carried out to industry standards. LOW RISK
Quality of Assay Data and Laboratory Checks

Certified standards, blanks, duplicates, coarse reject testing, and inter-laboratory duplicate sampling all carried out as part of a comprehensive QA/QC scheme.

Moderate RC assay variance on repeat samples.  Low to moderate diamond drilling assay variance on repeat samples.

LOW to MODERATE RISK

Location of Data Points	Collars of all holes surveyed after drilling. Some small survey discrepancy noted for historic drill holes. LOW RISK
Assay Data Density and Distribution	Sampling density is high at higher levels and decreases with depth. Risk is mitigated by classification scheme. LOW RISK
Database Integrity	Gemcom database validation carried out. No major errors encountered. LOW RISK
Bulk Density	Low number of density determinations - especially above the oxide surface. MODERATE RISK

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Table 17.1 Risk Factors Associated With the Segala Resource Estimate continued...
NI 43-101 Consideration	Findings
RESOURCE ESTIMATION PARAMETERS
Composites	The majority of the sample intervals are equal to or less than the composite length (1.5 m). Composites respect mineralization boundaries. LOW RISK
Block size	Block size of 5 m x 5 m x5 m is a compromise between larger blocks that allow increased estimation accuracy and smaller blocks that allow fine definition of the mineralization. LOW RISK
Statistics	High COV's in all domains. However the risk is mitigated by the MIK interpolation technique. LOW RISK
Capping of High Grades	The use of the median value in the highest indicator bin effectively caps the composite grades. LOW RISK
Variography

A full suite of 11 to 12 indicators analysed in each domain.  Generally, variograms are well defined.  Occasional poor definition due to low sample numbers requires the use of variograms from other domains.

LOW RISK

Search Radii and Number of Samples	Valid based on the geostatistical parameters. LOW RISK
Data Clustering	Mitigated by the interpolation technique. LOW RISK
Interpolation Type	Multiple indicator kriging is appropriate based on the geology, and statistical and geostatistical properties of the grade data. LOW RISK
Classification	Snowden and Nevsun have undertaken classification by taking into account grade continuity, geological confidence and drill hole spacing.

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18.0                           REFERENCES

Analytical Solutions 1997.  Implementation and Review of Quality Assurance and Quality Control for Projects in Mali, Amor, S.D., unpublished report.

Oliver Gold 1997a, Geological Resource Estimate, Oliver Gold, September 1997, unpublished report.

Oliver Gold 1997b, Statistical Notes on Assays and Analytical Procedures, Segala Project, Mali, Oliver Gold, unpublished report.

PHA 1998, Segala Gold Deposit, Mali, West Africa, Review and Evaluation of In Situ Resources, Pearson, Hoffman & Associates (PHA), January 1998, unpublished report.

Taiga 1998, Geological Evaluation and Exploration Report for the Tabakoto Property, Taiga Consultants Ltd., unpublished report.

JORC 1999, Code for Reporting of Mineral Resources and Ore Reserves, Australasian Joint Ore Reserves Committee, September 1999.

Semafo 2000, Rapport de synthese geologique : campagne 2000 du 15/04/2000 au 15/02/2001,Unpublished report.

Nevsun 2000, Drilling Program on the Tabakoto Property,contributions from Nevsun Resources (Mali) Ltd., Snowden, and Taiga Consultants Ltd., unpublished report.

Snowden 2000, Resource and Mining Review of the Tabakoto Gold Deposit - Mali, Snowden Mining Industry Consultants, December 1999, unpublished report.

Zbeetnoff 2000, Review of Segala Analytical Procedures and Results 1994-1997, John Zbeetnoff 2000, unpublished report.

APPENDIX A

ABILAB PROCEDURES

The following description of the standard fire assay procedures is summarized from the Abilab Quality Control document that was provided to Nevsun.

ABILAB's normal weight of sample used during fire assay fusion is 30 grams (1 assay ton). The weighed pulps are recorded to the nearest 0.01 gram and then placed into their respective crucibles. Twenty client samples are included in each batch for fire assaying. As checks, a duplicate portion is also taken of the tenth and twentieth sample and an in-house quality control standard and a blank are added to the batch. The entire batch comprises a tray of 24 samples.

ABILAB has four furnaces in its fire assay room, three furnaces for fusion assays and the fourth one used strictly for cupellation. Fusion temperatures vary between 1,850 to 2,000 degrees Fahrenheit (1,038 to 1,093 degrees Celsius) and cupellation temperatures vary between 1,850 to 2,000 degrees Fahrenheit (1,038 to 1,093 degrees Celsius). Normal fusion and cupellation time varies from 40 to 50 minutes depending on the sample material.

Each sample is individually dosed with flux according to the type of material, depending upon the content of different rock components such as quartz, soapstone, sulphide or graphitic material to name a few. In-lab flux recipes known as "regular flux" or "excess flux" are used in the fusion process. The sample is mixed to ensure homogeneity of the sample. A prescribed volume of silver nitrate solution is added to ensure a 3:1 (Ag:Au) ratio to prevent the problem of electrum in the wet lab analysis. The dosage of silver nitrate solution is tripled for the last sample of each batch to easier pinpoint the end of the batch and the beginning of the next.

Fusion loads of 24 crucibles are the normal charge placed into the furnace. When fusion time has expired, the crucibles are inspected individually during pouring into a mold to ensure fusion is complete and a lead button is produced. The glass slag and crucibles are checked for color and if lead shots are observed.

The lead button is separated from the slag and hammered into a cube to remove the remaining excess slag. Should the lead button be smaller than 15 grams or larger than 40 grams or a matte problem has occurred, the fusion is repeated and this is recorded on the worksheet.

Empty cupels are placed in the furnace for approximately 10 minutes to drive off any moisture, the lead buttons are then placed into the preheated cupels, placed into the furnace, allowed to melt and undergo the cupellation process in an air rich medium to induce oxidation and absorption of the lead into the cupels. After the cupellation process, the cupels are removed and allowed to cool prior to collecting the silver beads for wet lab analysis.

The cupels are observed for any discolouration from copper or other elements giving an indication of what type of sample was processed. This information is recorded on the worksheet. The silver beads containing the gold are flattened and placed into Coors cups for wet lab analysis. The worksheets are initialed by the fire assayer; along with, the time fusion and cupellation was complete, including information relating to samples that may require reassaying . The trays holding the cups are recorded on the worksheet for ease of reference as there may be varied analyses being executed such as atomic absorption or gravimetric analysis.

All the silver/gold beads, previously collected in Coors cups are placed into test tubes for acid digestion (detection limit of 5 ppb). The test tube trays are recorded on the worksheet. All dispensing (acid and water) equipment is calibrated on a daily basis. An accurate volume of dilute nitric acid is added to each tube. The tray containing the test tubes is placed into a hot water bath to help dissolution of silver, resulting in the formation of a remnant black sponge if gold is present.

Any sample showing a large black sponge (gold) which ABILAB feels will result in over calibration results is marked with a black marker and noted on the worksheet for further dilution, or re-assayed using the gravimetric procedure. An accurate volume of concentrated hydrochloric acid is added to the test tubes to form a strong aqua regia solution that dissolves gold into solution. The high-grade samples are checked once again to determine complete dissolution. An accurate volume of distilled water is added to each test tube to ensure the solution matrix of the solution is identical to the solution matrix of the calibration standards used in atomic absorption analysis.

The solutions are mixed thoroughly. Solids and silver chloride are allowed to settle and concentrations are read directly from the atomic absorption spectrophotometer. The solution in the test tubes is then discarded in a neutralization basin and test tubes are discarded into waste disposal. Samples exceeding 1000 ppb in gold content are re-assayed using a gravimetric finish (detection limit 0.001 oz/ton).

Samples requiring gravimetric finish are placed into porcelain parting cups containing warm diluted nitric acid and placed on a hot plate at a low temperature until the silver has completely dissolved. Any gold present is visible as a black sponge in the parting cup.

The cups are removed from the hot plate and allowed to cool. The spent acid solution containing silver nitrate is decanted and the gold sponge carefully washed with distilled water. The washed cups containing the gold sponges are placed on the hot plate to drive off any remaining water. The cups are then transferred to an annealing tray and placed in an oven at 865o C for 2 minutes to anneal the black sponge into a gold dore bead.

The gold dore beads are allowed to cool at room temperature and weighed on a microbalance. Prior to the weighing step, the microbalance is calibrated.

Concentration values are reported on the worksheet, entered into the computer and printed out on a final report format to produce the Certificate of Analysis, which is approved by the chemist prio to issuing.

The following description of the standard fire assay procedures is summarized from the Abilab Quality Control document that was provided to Nevsun.

ABILAB's normal weight of sample used during fire assay fusion is 30 grams (1 assay ton). The weighed pulps are recorded to the nearest 0.01 gram and then placed into their respective crucibles. Twenty client samples are included in each batch for fire assaying. As checks, a duplicate portion is also taken of the tenth and twentieth sample and an in-house quality control standard and a blank are added to the batch. The entire batch comprises a tray of 24 samples.

ABILAB has four furnaces in its fire assay room, three furnaces for fusion assays and the fourth one used strictly for cupellation. Fusion temperatures vary between 1,850 to 2,000 degrees Fahrenheit (1,038 to 1,093 degrees Celsius) and cupellation temperatures vary between 1,850 to 2,000 degrees Fahrenheit (1,038 to 1,093 degrees Celsius). Normal fusion and cupellation time varies from 40 to 50 minutes depending on the sample material.

Each sample is individually dosed with flux according to the type of material, depending upon the content of different rock components such as quartz, soapstone, sulphide or graphitic material to name a few. In-lab flux recipes known as "regular flux" or "excess flux" are used in the fusion process. The sample is mixed to ensure homogeneity of the sample. A prescribed volume of silver nitrate solution is added to ensure a 3:1 (Ag:Au) ratio to prevent the problem of electrum in the wet lab analysis. The dosage of silver nitrate solution is tripled for the last sample of each batch to easier pinpoint the end of the batch and the beginning of the next.

Fusion loads of 24 crucibles are the normal charge placed into the furnace. When fusion time has expired, the crucibles are inspected individually during pouring into a mold to ensure fusion is complete and a lead button is produced. The glass slag and crucibles are checked for color and if lead shots are observed.

The lead button is separated from the slag and hammered into a cube to remove the remaining excess slag. Should the lead button be smaller than 15 grams or larger than 40 grams or a matte problem has occurred, the fusion is repeated and this is recorded on the worksheet.

Empty cupels are placed in the furnace for approximately 10 minutes to drive off any moisture, the lead buttons are then placed into the preheated cupels, placed into the furnace, allowed to melt and undergo the cupellation process in an air rich medium to induce oxidation and absorption of the lead into the cupels. After the cupellation process, the cupels are removed and allowed to cool prior to collecting the silver beads for wet lab analysis.

The cupels are observed for any discolouration from copper or other elements giving an indication of what type of sample was processed. This information is recorded on the worksheet. The silver beads containing the gold are flattened and placed into Coors cups for wet lab analysis. The worksheets are initialed by the fire assayer; along with, the time fusion and cupellation was complete, including information relating to samples that may require reassaying . The trays holding the cups are recorded on the worksheet for ease of reference as there may be varied analyses being executed such as atomic absorption or gravimetric analysis.

All the silver/gold beads, previously collected in Coors cups are placed into test tubes for acid digestion (detection limit of 5 ppb). The test tube trays are recorded on the worksheet. All dispensing (acid and water) equipment is calibrated on a daily basis. An accurate volume of dilute nitric acid is added to each tube. The tray containing the test tubes is placed into a hot water bath to help dissolution of silver, resulting in the formation of a remnant black sponge if gold is present.

Any sample showing a large black sponge (gold) which ABILAB feels will result in over calibration results is marked with a black marker and noted on the worksheet for further dilution, or re-assayed using the gravimetric procedure. An accurate volume of concentrated hydrochloric acid is added to the test tubes to form a strong aqua regia solution that dissolves gold into solution. The high-grade samples are checked once again to determine complete dissolution. An accurate volume of distilled water is added to each test tube to ensure the solution matrix of the solution is identical to the solution matrix of the calibration standards used in atomic absorption analysis.

The solutions are mixed thoroughly. Solids and silver chloride are allowed to settle and concentrations are read directly from the atomic absorption spectrophotometer. The solution in the test tubes is then discarded in a neutralization basin and test tubes are discarded into waste disposal. Samples exceeding 1000 ppb in gold content are re-assayed using a gravimetric finish (detection limit 0.001 oz/ton).

Samples requiring gravimetric finish are placed into porcelain parting cups containing warm diluted nitric acid and placed on a hot plate at a low temperature until the silver has completely dissolved. Any gold present is visible as a black sponge in the parting cup.

The cups are removed from the hot plate and allowed to cool. The spent acid solution containing silver nitrate is decanted and the gold sponge carefully washed with distilled water. The washed cups containing the gold sponges are placed on the hot plate to drive off any remaining water. The cups are then transferred to an annealing tray and placed in an oven at 865o C for 2 minutes to anneal the black sponge into a gold doré bead.

The gold doré beads are allowed to cool at room temperature and weighed on a microbalance. Prior to the weighing step, the microbalance is calibrated.

Concentration values are reported on the worksheet, entered into the computer and printed out on a final report format to produce the Certificate of Analysis, which is approved by the chemist prior to issuing.

The following description of the pulp metallic sieve analysis procedures is summarized from the Abilab Quality Control document that was provided to Nevsun.

The entire sample is crushed to minus(-)10 mesh size or smaller using a Rhino jaw crusher and a cone crusher.  The crushed material is split and homogenized and a 1kg sub-sample from the 2 to 3kg sample is taken and  pulverized in a large volume ring and puck mill or a disk pulverizer depending on customer's preference. The pulp material is transferred onto 150  mesh screens  to perform the sieve separation of the -150 mesh and the +150 mesh.  We utilize 150 mesh  screens  because particles smaller than 100 microns are usually well homogenized with the entire pulp, thus enabling an assay replication over 95%.  On the other hand, particles larger than 100 microns may create a nugget effect.

The entire 1kg sample is passed through the screen, leaving an amount of approximately 45 to 55 grams of coarse material on top of the screen which will contain the larger free gold particles. The plus (+) 150 mesh fraction is processed entirely through fire assay. The remaining sample which is the minus(-) 150 is shaken and mixed thoroughly before taking two 30 gram sub-sample of the - 150 mesh fraction.

Assay certificates will show the gold distribution ;  gold in milligrams for each fraction, weight of pulp, weight of metallics fraction and the calculated assay grade of the sample submitted. A gravimetric finished will be used for plus (+) 150 F.A. while an A.A.S finish will be used for the minus (-) 150 fraction. The detection limit for the gravimetric finish is 0.03g/t or 30ppb.

APPENDIX
QA/QC CONTROL CHARTS

Chart of control Standard I from 2002 drill program

Chart of control Standard II from 2002 drill program

Chart of control Standard III from 2002 drill program

Chart of control Standard IV from 2002 drill program

Chart of control Standard V from 2002 drill program

Chart of Blank samples from 2002 drill program

APPENDIX C
SUMMARY STATISTICS

Main Zone Domain Statistics
Statistic	All Data	Domain 10110	Domain 10120	Domain 10210	Domain 10220	Domain 10310	Domain 10320	Domain 10410	Domain 10420	Domain 10510	Domain 10520	Domain 10610	Domain 10620	Domain 10710	Domain 10720
Samples	4276	2525	456	413	57	380	81	58	61	117	67	12	6	21	22
Minimum	0.002	0.005	0.005	0.002	0.019	0.005	0.003	0.006	0.028	0.002	0.002	0.010	0.007	0.002	0.018
Maximum	789.75	130.80	59.00	20.67	6.16	789.75	12.98	21.99	4.87	6.71	1.82	0.52	0.58	0.43	0.62
Mean	2.00	2.33	1.50	0.71	0.70	3.55	0.66	2.02	0.90	0.22	0.16	0.22	0.23	0.08	0.20
Standard deviation	13.21	5.83	4.94	1.29	1.35	41.21	1.76	3.59	0.90	0.66	0.30	0.14	0.28	0.12	0.17
COV	6.62	2.50	3.29	1.81	1.91	11.60	2.68	1.78	1.00	2.97	1.89	0.67	1.26	1.48	0.82
Variance	174.39	33.96	24.39	1.67	1.81	1698.38	3.08	12.92	0.81	0.43	0.09	0.02	0.08	0.01	0.03
Log samples	4276	2525	456	413	57	380	81	58	61	117	67	12	6	21	22
Log mean	-0.67	-0.31	-0.84	-1.01	-1.38	-0.75	-1.69	-0.41	-0.56	-2.90	-3.25	-1.97	-2.85	-3.73	-1.99
Log variance	2.88	2.68	2.47	1.58	1.92	1.88	2.66	2.96	1.12	2.99	3.43	1.65	4.52	2.70	1.00
Geometric mean	0.51	0.73	0.43	0.36	0.25	0.47	0.18	0.67	0.57	0.05	0.04	0.14	0.06	0.02	0.14
10%	0.06	0.09	0.07	0.08	0.03	0.11	0.02	0.05	0.15	0.01	0.00	0.01	0.01	0.01	0.02
20%	0.14	0.20	0.13	0.15	0.12	0.16	0.05	0.16	0.26	0.01	0.01	0.01	0.01	0.01	0.03
30%	0.24	0.34	0.22	0.21	0.13	0.24	0.10	0.29	0.37	0.02	0.01	0.16	0.01	0.01	0.11
40%	0.37	0.54	0.34	0.28	0.14	0.32	0.15	0.58	0.45	0.04	0.02	0.17	0.01	0.01	0.11
50%	0.57	0.83	0.47	0.39	0.19	0.43	0.25	0.77	0.68	0.07	0.04	0.17	0.01	0.01	0.14
60%	0.85	1.25	0.67	0.54	0.24	0.65	0.34	1.20	0.83	0.09	0.07	0.19	0.16	0.01	0.17
70%	1.29	1.87	0.97	0.77	0.42	0.99	0.38	1.62	0.92	0.14	0.13	0.23	0.16	0.11	0.21
80%	2.04	2.90	1.43	1.05	0.76	1.40	0.55	2.24	1.47	0.26	0.22	0.30	0.58	0.16	0.32
90%	3.85	5.19	2.54	1.52	1.39	2.12	0.76	3.78	1.95	0.56	0.32	0.38	0.58	0.22	0.45
95%	6.54	8.55	4.30	2.01	3.98	3.08	1.88	8.27	2.31	0.72	0.75	0.38	0.58	0.32	0.52
97.50%	10.43	12.39	7.41	2.62	6.16	5.34	6.23	11.95	2.84	1.03	0.84	0.52	0.58	0.32	0.52
99%	20.27	25.27	19.69	4.21	6.16	18.57	6.26	11.95	3.79	1.35	1.16	0.52	0.58	0.43	0.62
Northwest Zone Domain Statistics
Statistic	All Data	Domain 20110	Domain 20120	Domain 20210	Domain 20220	Domain 20310	Domain 20320	Domain 20410	Domain 20420
Samples	2373	844	664	322	268	89	55	55	76
Minimum	0.002	0.005	0.002	0.004	0.004	0.005	0.016	0.005	0.011
Maximum	108.00	108.00	32.05	13.04	16.80	19.27	6.60	9.11	18.60
Mean	1.15	1.23	1.23	0.94	0.96	1.28	0.80	1.16	1.27
Standard deviation	3.26	4.31	2.93	1.62	2.19	2.95	1.35	1.88	3.00
COV	2.84	3.50	2.39	1.73	2.29	2.31	1.69	1.62	2.37
Variance	10.66	18.62	8.56	2.64	4.81	8.70	1.83	3.52	9.03
Log samples	2373	844	664	322	268	89	55	55	76
Log mean	-0.95	-0.79	-0.95	-1.12	-1.17	-0.92	-1.25	-1.03	-0.88
Log variance	2.26	2.12	2.31	2.45	2.00	2.70	2.17	3.30	1.99
Geometric mean	0.39	0.45	0.39	0.33	0.31	0.40	0.29	0.36	0.42
10%	0.05	0.06	0.06	0.04	0.05	0.04	0.04	0.02	0.07
20%	0.12	0.14	0.11	0.09	0.11	0.11	0.07	0.11	0.14
30%	0.19	0.23	0.17	0.14	0.15	0.17	0.16	0.18	0.21
40%	0.27	0.35	0.26	0.22	0.20	0.32	0.19	0.26	0.26
50%	0.40	0.51	0.37	0.33	0.30	0.48	0.25	0.41	0.31
60%	0.58	0.75	0.54	0.51	0.42	0.71	0.31	0.51	0.47
70%	0.87	1.09	0.83	0.80	0.54	0.91	0.61	0.93	0.75
80%	1.37	1.49	1.40	1.34	0.74	1.44	0.94	1.82	1.21
90%	2.54	2.43	2.74	2.24	1.80	2.41	2.48	2.96	2.85
95%	4.21	3.84	5.52	4.25	5.28	3.75	2.56	3.47	3.73
97.50%	6.60	5.69	8.26	5.32	8.04	6.36	5.29	7.64	5.31
99%	12.35	9.30	13.27	8.02	9.86	19.27	5.29	7.64	17.50

APPENDIX
VARIOGRAPHY

Main Zone Central Variography

Percentile	g/t Au	Nugget	Sill1	Sill1 R1	Sill1 R2	Sill1 R3	Sill 2	Sill2 R1	Sill2 R2	Sill2 R3	Dir1
10%	0.064	0.4	0.3	15	15	10	0.3	30	30	15	-76-->245
20%	0.15	0.4	0.3	15	15	5	0.3	30	30	15	-76-->245
30%	0.278	0.4	0.3	20	20	5	0.3	40	40	15	-76-->245
40%	0.433	0.4	0.3	30	30	5	0.3	60	60	15	-76-->245
50%	**0.679**	**0.4**	**0.3**	**30**	**25**	**5**	**0.3**	**60**	**60**	**15**	-76-->245
60%	1.06	0.4	0.3	30	20	5	0.3	60	50	15	-76-->245
70%	1.611	0.4	0.3	20	20	5	0.3	50	50	10	-59-->273
80%	2.56	0.4	0.3	15	15	5	0.3	30	30	10	-59-->273
90%	4.524	0.4	0.3	10	10	3	0.3	20	20	6	-39-->282
95%	7.796	0.4	0.3	10	10	2	0.3	15	15	5	-39-->282
97.5%	11.676	0.4	0.3	10	10	2	0.3	15	15	4	-39-->282
99%	23.512	0.4	0.3	5	5	2	0.3	10	10	3	-39-->282

Direction 1
Range (m)
Threshold (g/t Au)
Sill1 R1
Sill2 R1

Direction 2
Range (m)
Threshold (g/t Au)
Sill1 R2
Sill2 R2

Direction 3
Range (m)
Threshold (g/t Au)
Sill1 R3
Sill2 R3

Indicator Sills
Sill
Threshold (g/t Au)
Sill 2
Sill1
Nugget

Axis Bearings
Bearing (m)
Threshold (g/t Au)
Major
Mid
Minor

Axis Dips
Dip (m)
Threshold (g/t Au)
Major
Mid
Minor

Main Zone Hangingwall Variography

Percentile	g/t Au	Nugget	Sill1	Sill1 R1	Sill1 R2	Sill1 R3	Sill 2	Sill2 R1	Sill2 R2	Sill2 R3	Dir1
10%	0.07	0.4	0.6	25	25	5					-79-->259
20%	0.13	0.4	0.6	25	25	5					-79-->259
30%	0.19	0.4	0.6	25	25	5					-79-->259
40%	0.24	0.4	0.6	25	25	5					-79-->259
50%	0.36	0.4	0.6	25	25	5					-79-->259
60%	0.47	0.4	0.6	25	25	5					-79-->259
70%	0.72	0.4	0.6	25	25	4					-60-->276
80%	0.99	0.4	0.6	20	20	3					-60-->276
90%	1.39	0.4	0.6	20	20	4					-40-->286
95%	1.95	0.4	0.6	20	20	2					-40-->286
97.5%	2.62	0.5	0.5	15	15	2					-40-->286
99%	4.60	0.5	0.5	15	15	2					-40-->287

Direction 1
Range (m)
Threshold (g/t Au)
Sill1 R1
Sill2 R1

Direction 2
Range (m)
Threshold (g/t Au)
Sill1 R2
Sill2 R2

Direction 3
Range (m)
Threshold (g/t Au)
Sill1 R3
Sill2 R3

Indicator Sills
Sill
Threshold (g/t Au)
Sill 2
Sill1
Nugget

Axis Bearings
Bearing (m)
Threshold (g/t Au)
Major
Mid
Minor

Axis Dips
Dip (m)
Threshold (g/t Au)
Major
Mid
Minor

Main Zone Footwall Variography

Percentile	g/t Au	Nugget	Sill1	Sill1 R1	Sill1 R2	Sill1 R3	Sill 2	Sill2 R1	Sill2 R2	Sill2 R3	Dir1
10%	0.051	0.45	0.55	30	30	5					-76-->235
20%	0.12	0.45	0.55	30	30	5					-76-->235
30%	0.183	0.45	0.55	30	30	5					-76-->235
40%	0.262	0.45	0.55	30	30	5					-76-->235
50%	**0.35**	**0.4**	**0.6**	**30**	**30**	**5**					-76-->235
60%	0.472	0.4	0.6	30	30	5					-76-->235
70%	0.725	0.4	0.6	25	25	5					-59-->268
80%	1.23	0.4	0.6	25	25	3					-59-->269
90%	1.87	0.4	0.6	25	25	3					-39-->277
95%	2.9	0.4	0.6	25	25	3					-39-->278
97.5%	5.128	0.4	0.6	25	25	2					-39-->279
99%	12.98	0.4	0.6	25	25	2					-39-->280

Direction 1
Range (m)
Threshold (g/t Au)
Sill1 R1
Sill2 R1

Direction 2
Range (m)
Threshold (g/t Au)
Sill1 R2
Sill2 R2

Direction 3
Range (m)
Threshold (g/t Au)
Sill1 R3
Sill2 R3

Indicator Sills
Sill
Threshold (g/t Au)
Sill 2
Sill1
Nugget

Axis Bearings
Bearing (m)
Threshold (g/t Au)
Major
Mid
Minor

Axis Dips
Dip (m)
Threshold (g/t Au)
Major
Mid
Minor

Main Zone Hangingwall Structure

Percentile	g/t Au	Nugget	Sill1	Sill1 R1	Sill1 R2	Sill1 R3	Sill 2	Sill2 R1	Sill2 R2	Sill2 R3	Dir1
10%	0.096	0.4	0.6	30	30	5					-76-->235
20%	0.211	0.4	0.6	30	30	5					-76-->235
30%	0.323	0.4	0.6	20	20	5					-76-->235
40%	0.563	0.4	0.6	20	20	5					-76-->235
50%	**0.728**	**0.4**	**0.6**	**20**	**20**	**5**					-76-->235
60%	0.908	0.4	0.6	20	20	5					-76-->235
70%	1.203	0.5	0.5	20	20	5					-60-->271
80%	1.748	0.6	0.4	20	20	5					-60-->271
90%	2.69	0.6	0.4	15	15	3					-60-->271
95%	3.792	0.6	0.4	10	10	3					-60-->271
97.5%	8.27	0.6	0.4	10	10	2					-60-->271
99%	9.94	0.6	0.4	10	10	2					-60-->271

Direction 1
Range (m)
0
20
40
60
80
10%
20%
30%
40%
50%
60%
70%
80%
90%
95%
97.5%
99%
Threshold (g/t Au)
Sill1 R1
Sill2 R1

Direction 2
Range (m)
0
20
40
60
80
10%
20%
30%
40%
50%
60%
70%
80%
90%
95%
97.5%
99%
Threshold (g/t Au)
Sill1 R2
Sill2 R2

Direction 3
Range (m)
0
20
40
60
80
10%
20%
30%
40%
50%
60%
70%
80%
90%
95%
97.5%
99%
Threshold (g/t Au)
Sill1 R3
Sill2 R3

Indicator Sills
Sill
0%
20%
40%
60%
80%
100%
10%
20%
30%
40%
50%
60%
70%
80%
90%
95%
97.5%
99%
Threshold (g/t Au)
Sill 2
Sill1
Nugget

Axis Bearings
Bearing (m)
0
90
180
270
360
10%
20%
30%
40%
50%
60%
70%
80%
90%
95%
97.5%
99%
Threshold (g/t Au)
Major
Mid
Minor

Axis Dips
Dip (m)
-90
-45
0
45
90
10%
20%
30%
40%
50%
60%
70%
80%
90%
95%
97.5%
99%
Threshold (g/t Au)
Major
Mid
Minor

Northwest Zone NW1

Percentile	g/t Au	Nugget	Sill1	Sill1 R1	Sill1 R2	Sill1 R3	Sill 2	Sill2 R1	Sill2 R2	Sill2 R3	Dir1
10%	0.06	0.5	0.25	60	13	4	0.25	75	25	12	-50-->290
20%	0.126	0.5	0.25	60	13	4	0.25	75	25	12	-50-->290
30%	0.203	0.5	0.1	30	10	2	0.4	70	25	9	-50-->290
40%	0.299	0.5	0.1	30	10	2	0.4	70	25	9	-49-->278
50%	**0.442**	**0.55**	**0.25**	**10**	**10**	**2**	**0.2**	**55**	**25**	**7**	-62-->247
60%	0.676	0.55	0.25	25	10	2	0.2	55	25	7	-68-->227
70%	0.955	0.55	0.25	25	10	2	0.2	55	22	7	-68-->227
80%	1.444	0.6	0.2	40	10	2	0.2	45	22	6	-70-->200
90%	2.533	0.75	0	25	10	4	0.25	25	10	4	-70-->210
95%	4.107	0.75	0	22	8	3	0.25	22	8	3	-70-->210
97.5%	6.578	0.75	0	20	7	2	0.25	20	7	2	-70-->210
99%	12.78	0.75	0	12.5	5	1.5	0.25	12.5	5	1.5	-70-->210

Direction 1
Range (m)
Threshold (g/t Au)
Sill1 R1
Sill2 R1
Direction 2
Range (m)
Threshold (g/t Au)
Sill1 R2
Sill2 R2
Direction 3
Range (m)
Threshold (g/t Au)
Sill1 R3
Sill2 R3
Indicator Sills
Sill
Threshold (g/t Au)
Sill 2
Sill1
Nugget
Axis Bearings
Bearing (m)
Threshold (g/t Au)
Major
Mid
Minor
Axis Dips
Dip (m)
Threshold (g/t Au)
Major
Mid
Minor

Northwest Zone NW2

Percentile	g/t Au	Nugget	Sill1	Sill1 R1	Sill1 R2	Sill1 R3	Sill 2	Sill2 R1	Sill2 R2	Sill2 R3	Dir1
10%	0.043	0.4	0.25	25	15	1	0.35	50	25	4	-10-->273
20%	0.106	0.4	0.25	30	15	1	0.35	60	25	5	-29-->269
30%	0.15	0.4	0.25	30	15	1	0.35	60	25	5	-39-->267
40%	0.214	0.4	0.25	25	15	1	0.35	60	25	5	-49-->263
50%	**0.31**	**0.4**	**0.25**	**25**	**15**	**3**	**0.35**	**65**	**30**	**5**	-49-->268
60%	0.445	0.4	0.25	25	15	3	0.35	55	25	5	-49-->268
70%	0.645	0.4	0.25	25	15	2	0.35	50	25	4	-65->245
80%	1.169	0.4	0.25	25	15	2	0.35	50	25	4	-62-->237
90%	2.124	0.5	0.15	25	15	2	0.35	50	25	4	-70->190
95%	4.58	0.5	0	25	10	3	0.5	25	10	3	-70-->190
97.5%	6.58	0.5	0	20	8	3	0.5	20	8	3	-70-->190
99%	9.568	0.5	0	12.5	7.5	1.5	0.5	12.5	7.5	1.5	-70-->190

Direction 1
Range (m)
Threshold (g/t Au)
Sill1 R1
Sill2 R1

Direction 2
Range (m)
Threshold (g/t Au)
Sill1 R2
Sill2 R2

Direction 3
Range (m)
Threshold (g/t Au)
Sill1 R3
Sill2 R3

Indicator Sills
Sill
Threshold (g/t Au)
Sill 2
Sill1
Nugget

Axis Bearings
Bearing (m)
Threshold (g/t Au)
Major
Mid
Minor

Axis Dips
Dip (m)
Threshold (g/t Au)
Major
Mid
Minor

Shaun Hackett

Snowden Mining Industry Consultants

87 Colin Street

West Perth,

Western Australia

Telephone: +61 8 9481 6690

Fax: +61 8 9322 2576

Email: shackett@Snowden.com.au

CERTIFICATE OF AUTHOR

I, Shaun Hackett, MAusIMM, MAIG do hereby certify that:

1.

I am Senior Resource Geologist of:

Snowden Mining Industry Consultants

87 Colin Street

West Perth,

Western Australia

2.  I graduated with a degree in Bachelor of Applied Science, Geology from the University of Ballarat in 1991.

3.

I am a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and the Australian Institute of Geoscientists (AIG).

4.

I have worked as a geologist for a total of 12 years since my graduation from university.

5.

I have read the definition of "qualified person" set out in the National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a "qualified person" for the purposes of NI 43-101.

6.

I am responsible for the preparation of sections 1.0 to 3.0 14.3 and 16.0 to 18.0 of the technical report titled "Segala, Main and Northwest Resource" and dated March 27, 2003 (the "Technical Report") relating to the Segala Property.  I visited the Segala property on October 31, 2002 for 4 days.

7.

I have not prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact of material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Date this 31 Day of March, 2003.

___"signed"_____________________

Shaun Hackett

CERTIFICATE OF QUALIFICATION

I, Frederick William Nielsen of RR#2 Acton, 9129 Wellington County Road 50, near the town of Acton in the Province of Ontario, Canada hereby certify that:

1.  I am employed as Vice President of Exploration of Nevsun Resources Ltd

2.  I am a member in good standing of the Association of Professional .Engineers and

    Geoscientists of Manitoba.

3.  I am a "qualified person" as defined by National Instrument 43-101.

4.

I have visited the property numerous times, have reviewed the results of the exploration programs completed on the property and have been involved with exploration on behalf of Nevsun Resources Ltd. since January 1997. My most recent visit to the site was for the period from September 2002 to December 2002.

5.

I am the co-author of this report.

6.

I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the  omission to disclose which makes the technical report misleading.

7.  I have options to purchase 205,000 shares of Nevsun Resources Ltd. that have not been exercised. I own 52,000 shares of Nevsun Resources Ltd. I do not own any other interest (direct, indirect or contingent) in the property described here in nor in other securities of Nevsun Resources Ltd or any of its related companies.

8.

I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with National Instrument 43-101 and Form

     43-101F1.

Dated at Asmara, Eritrea, this 2nd day of April, 2003.

"signed"

F.W. Nielsen